SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

June 2, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of March 31, 2009,
together with the limited review report
on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English – Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of March 31, 2009, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of March 31, 2009, and the related consolidated statements of income and cash flows for the three-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.
As described in Note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

4.
As further explained in Note 22, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.
Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above in order for them to be presented in accordance with accounting standards established by the BCRA and, except for the effect of what is mentioned in the third paragraph, with professional accounting standards effective in Argentina.

6.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2008, and the statements of income, changes in shareholders’ equity and cash flows of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the three-month period ended March 31, 2008, which were presented for comparative purposes, we report that:

a)
On February 19, 2009, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2008, which included a qualified opinion due to differences between the application of the accounting standards established by the BCRA and the professional accounting standards effective in Argentina. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2008.

b)
On May 8, 2008, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the three-month period ended March 31, 2008, which included qualifications due to the differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina.

The financial statements presented as comparative information are included after giving retroactive effect to the reclassifications mentioned in note 3.1. to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)
As of March 31, 2009, the liabilities accrued in employee and employer contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 6,150,249, none of which was due as of that date.

City of Buenos Aires,
       May 11, 2009

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

FINANCIAL STATEMENTS AS OF
MARCH 31, 2009

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE:  Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER:  30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006.

Name of the auditor	Carlos M. Szpunar
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009	12/31/2008

ASSETS

A. CASH
Cash on hand	618,226	741,774
Due from banks and correspondents
Central Bank of Argentina	1,808,654	1,676,844
Local Other	6,096	8,985
Foreign	206,511	232,799
Other	232	216
	2,639,719	2,660,618

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings in investment accounts	421,117	130,694
Holdings for trading or financial intermediation	236,522	219,135
Unlisted government securities	60,877	25,932
Instruments issued by the Central Bank of Argentina	4,386,366	3,223,995
less: Allowances (Exhibit J)	(27)	(27)
	5,104,855	3,599,729

C. LOANS (Exhibits B, C and D)
To the non-financial government sector	211,812	568,459
To the financial sector
Interfinancing (granted call)	40,618	77,391
Other financing to Argentine Financial Institutions	32,569	37,836
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	323	576
To the non-financial private sector and foreign residents
Overdrafts	1,117,098	1,255,299
Documents	838,992	878,379
Mortgage loans	610,875	593,451
Pledged loans	231,645	231,763
Personal loans	2,797,407	2,805,422
Credit cards	582,166	593,524
Other (Note 6.1.)	1,779,733	1,707,892
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	159,797	148,245
less: Unearned discount	(32,491)	(24,335)
less: Allowances (Exhibit J)	(329,193)	(332,730)
	8,041,351	8,541,172

Jorge H. Brito Chairperson

BALANCE SHEETS
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009	12/31/2008

D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	330,608	293,097
Amounts receivable from spot and forward sales pending settlement	1,468,634	954,226
Securities and foreign currency receivable from spot and forward purchases pending settlement	54,008	30,799
Unlisted corporate bonds (Exhibits B, C and D)	62,436	13,621
Receivables from forward transactions without delivery of underlying asset	29	105
Other receivables not covered by debtors classification standards (Note 6.2.)	271,605	378,017
Other receivables covered by debtors classification standards (Exhibits B, C and D)	49,757	48,541
less: Allowances (Exhibit J)	(53,540)	(52,836)
	2,183,537	1,665,570

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Exhibits B, C and D)	260,418	286,421
less: Allowances (Exhibit J)	(3,882)	(4,392)
	256,536	282,029

F. INVESTMENTS IN OTHER COMPANIES (Exhibit E)
In financial institutions	1,678,770	1,622,256
Other	40,372	36,540
less: Allowances (Exhibit J)	(247)	(247)
	1,718,895	1,658,549

G. OTHER RECEIVABLES
Receivables from sale of assets (Exhibits B, C and D)	37,146	35,044
Other (Note 6.3.)	175,626	154,539
Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	3,387	2,196
Other accrued interest and adjustments receivable	86
less: Allowances (Exhibit J)	(11,280)	(11,575)
	204,965	180,204

H. BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	330,786	337,507

I. OTHER ASSETS (Exhibit F)	143,734	122,102

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	61,369	63,477
Organization and development costs	106,963	103,028
	168,332	166,505

K. ITEMS PENDING ALLOCATION	1,519	2,512

TOTAL ASSETS	20,794,229	19,216,497

Jorge H. Brito Chairperson

BALANCE SHEETS
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009	12/31/2008

LIABILITIES

L. DEPOSITS (Exhibits H and I)
From the non-financial government sector	3,558,144	3,434,813
From the financial sector	12,788	18,780
From the non-financial private sector and foreign residents
Checking accounts	1,756,096	1,811,996
Savings accounts	2,186,081	2,249,962
Time deposits	5,585,710	4,698,444
Investment accounts	126,937	155,762
Other (Note 6.4.)	279,569	257,706
Accrued interest, adjustments, foreign exchange and quoted price differences payables	50,768	46,008
	13,556,093	12,673,471

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Exhibit I)
Other	1,643	160,758
Banks and International Institutions (Exhibit I)	201,848	213,095
Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	680,269	708,354
Amounts payable for spot and forward purchases pending settlement	53,659	30,463
Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,655,681	1,108,066
Financing received from Argentine financial institutions (Exhibit I)
Interfinancing - (received call)	40,000
Other financing received from Argentine Financial Institutions	21,138	24,139
Accrued interest payables	11
Forward transactions amounts pending settlement without delivery of underlying asset	7,503	5,949
Other (Note 6.5. and Exhibit I)	535,426	515,761
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	45,353	49,679
	3,242,531	2,816,264

N. OTHER LIABILITIES
Fees	7,818
Other (Note 6.6.)	428,145	325,545
	435,963	325,545

O. PROVISIONS (Exhibit J)	64,147	61,266

P. SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	573,919	521,681

Q. ITEMS PENDING ALLOCATION	1,582	1,673

TOTAL LIABILITIES	17,874,235	16,399,900

SHAREHOLDERS' EQUITY (As per related statement)	2,919,994	2,816,597

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	20,794,229	19,216,497

Jorge H. Brito Chairperson

BALANCE SHEETS
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009	12/31/2008

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	9,830,501	10,112,946

Contingent	2,949,203	2,694,310
Guarantees received	2,632,184	2,476,416
Other not covered by debtors classification standards	324	346
Contingent debit-balance contra accounts	316,695	217,548
Control	3,771,515	4,157,114
Receivables classified as irrecoverable	655,503	637,686
Other (Note 6.7.)	2,973,227	3,333,968
Control debit-balance contra accounts	142,785	185,460
Derivatives	3,109,783	3,261,522
Notional value of put options taken (Note 11.d))		24,349
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,878,489	1,853,588
Interest rate swap (Note 11.c))	34,115	31,970
Derivatives debit-balance contra accounts	1,197,179	1,351,615

CREDIT-BALANCE ACCOUNTS	9,830,501	10,112,946

Contingent	2,949,203	2,694,310
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	92,168	84,135
Other guarantees provided not covered by debtors classification standards	49,375	49,876
Other covered by debtors classification standards (Exhibits B, C and D)	175,152	83,537
Contingent credit-balance contra accounts	2,632,508	2,476,762
Control	3,771,515	4,157,114
Checks to be credited	142,785	185,460
Control credit-balance contra accounts	3,628,730	3,971,654
Derivatives	3,109,783	3,261,522
Notional value of put options sold (Note 11.b))	100,953	99,797
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,096,226	1,251,818
Derivatives credit-balance contra account	1,912,604	1,909,907

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito Chairperson

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009, AND 2008
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009	03/31/2008

A. FINANCIAL INCOME
Interest on cash and due from banks	36	1,161
Interest on loans to the financial sector	3,415	2,587
Interest on overdrafts	80,013	47,344
Interest on documents	37,947	19,948
Interest on mortgage loans	21,438	16,980
Interest on pledged loans	10,095	9,938
Interest on credit card loans	31,685	15,651
Interest on other loans	226,030	170,321
Interest on other receivables from financial intermediation	26	5,288
Income from government and private securities, net (Note 6.8.)	146,918	90,930
Income from guaranteed loans - Presidential Decree No. 1,387/01	2,290	6,676
CER (Benchmark Stabilization Coefficient) adjustment	3,218	16,627
CVS (Salary Variation Coefficient) adjustment	158	166
Difference in quoted prices of gold and foreign currency	22,624	9,190
Other (Note 6.9.)	89,115	36,131
	675,008	448,938

B. FINANCIAL EXPENSE
Interest on checking accounts	4,052	3,119
Interest on savings accounts	3,388	2,719
Interest on time deposits	283,571	138,378
Interest on interfinancing received loans (received call)	291	953
Interest on other financing from Financial Institutions	3	9
Interest on other liabilities from financial intermediation	21,892	23,785
Interest on subordinated bonds	13,148	11,839
Other interest	772	1,418
CER adjustment	1,196	6,692
Contribution to Deposit Guarantee Fund	5,745	4,721
Other (Note 6.10.)	29,596	13,331
	363,654	206,964

GROSS INTERMEDIATION MARGIN - GAIN	311,354	241,974

C. PROVISION FOR LOAN LOSSES	16,636	18,242

D. SERVICE-CHARGE INCOME
Related to lending transactions	10,217	8,936
Related to deposits	120,311	96,275
Other commissions	5,818	4,494
Other (Note 6.11.)	43,283	33,038
	179,629	142,743

Jorge H. Brito Chairperson

	03/31/2009	03/31/2008

E. SERVICE-CHARGE EXPENSE
Commissions	10.386	8.972
Other (Note 6.12.)	31.264	24.768
	41.650	33.740

F. ADMINISTRATIVE EXPENSES
Personnel expenses	164.051	148.305
Directors' and statutory auditors' fees	10.582	2.391
Other professional fees	12.518	7.820
Advertising and publicity	6.552	9.799
Taxes	12.701	1.671
Depreciation of equipment	11.037	10.131
Amortization of organization costs	6.063	5.144
Other operating expenses (Note 6.13.)	32.417	26.885
Other	3.856	2.557
	259.777	214.703

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	172.920	118.032

G. OTHER INCOME
Income from long-term investments	59.902	58.013
Penalty interest	4.591	2.321
Recovered loans and allowances reversed	5.276	18.773
CER adjustments	2	4
Other (Note 6.14.)	7.271	19.108
	77.042	98.219

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	4	9
Charges for other receivables uncollectibility and other allowances	4.788	10.344
Amortization of differences from deposits dollarization	3.653	5.460
Depreciation and loss of other assets	460	307
Goodwill amortization	2.108	2.115
Other (Note 6.15.)	4.143	13.447
	15.156	31.682

NET INCOME BEFORE INCOME TAX - GAIN	234.806	184.569

I. INCOME TAX (Note 4.)	78.850	33.004

NET INCOME FOR THE PERIOD - GAIN	155.956	151.565

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009							03/31/2008

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	683,979	394,584	4,511	481,743	211	1,251,569	1,253,345	2,707,706

Own shares reacquired						(52,559)	(52,559)	(9,968)

Net income for the fiscal period - Gain						155,956	155,956	151,565

Balances at the end of the period	683,979	394,584	4,511	481,743	314	1,354,966	1,356,742	2,849,303

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito Chairperson

STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009	03/31/2008
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of the fiscal year	2,660,618	2,309,341
Cash at end of the period	2,639,719	1,812,141
Net decrease in cash	(20,899)	(497,200)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	(681,210)	(830,577)
Loans
To the financial sector	45,708	(18,529)
To the non-financial government sector	(39,777)	4,329
To the non-financial private sector and foreign residents	501,038	367,781
Other receivables from financial intermediation	(289,475)	(551,766)
Assets subject to financial leases	39,405	(186)
Deposits
From the financial sector	(5,994)	(1,657)
From the non-financial government sector	(6,060)	206,846
From the non-financial private sector and foreign residents	609,700	466,904
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	39,709
Others (except liabilities included under financing activities)	17,304	21,560
Collections related to service-charge income	178,200	143,268
Payments related to service-charge expenses	(42,044)	(34,909)
Administrative expenses paid	(222,532)	(164,277)
Payment of organization and development costs	(8,194)	(5,722)
Net collections related to punitive interest	4,587	2,321
Differences from payments related to court orders	(5,457)	(2,603)
Collections of dividends from other companies	6	133
Other collections related to other income and losses	4,776	13,572
Net collections from other operating activities	5,793	4,344
Payment of income tax	(11,947)	(9,806)
Net cash flows generated in/(used in) operating activities	133,536	(388,974)

Jorge H. Brito Chairperson

STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009	03/31/2008
Investing activities
Net, payments for bank premises and equipment	(4,316)	(10,747)
Net payments, collections for other assets	(21,935)	5,146
Payments from purchase of investments in other companies	(6)	(280)
Net payments for other investing activities	(446)
Net cash flows used in investing activities	(26,703)	(5,881)

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds	(17,389)	(50,292)
Central Bank of Argentina
Other Other	(38,995)
Banks and International Institutions	(15,351)	4,442
Subordinated corporate bonds	(481)	(432)
Financing received from Argentine financial institutions	(2,993)	(46,962)
Other payments for financing activities
Own shares reacquired	(52,559)	(9,968)
Other payments		(294)
Net cash flows used in financing activities	(127,768)	(103,506)

Financial income and holding gains on cash and cash equivalents	36	1,161

Net decrease in cash	(20,899)	(497,200)

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

1.	OVERVIEW OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopts other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and since March 24, 2006, it began listing its shares on the New York Stock Exchange (see also note 9).

Since 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.

On December 2001, and 2004, the Bank acquired the control of Banco Bansud S.A. and Nuevo Banco Suquía S.A., respectively. Such entities merged with and into Banco Macro S.A. on December 2003 and October 2007, respectively.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock during fiscal year 2007 and 100% of common shares of stock in Nuevo Banco Bisel S.A. (see note 2.6). Furthermore, on May 28, 2007, the Bank and Nuevo Banco Suquía S.A. acquired 100% of the preferred shares of Nuevo Banco Bisel S.A.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to medium- and low-income individuals.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I.S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of March 31, 2009, and December 31, 2008, the deposits of the Misiones Provincial Government amounted to 493,034 and 389,076 (including 56,797 and 52,889 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of March 31, 2009, and December 31, 2008, the deposits of the Salta Provincial Government amounted to 406,206 and 453,723 (including 96,219 and 89,835 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of March 31, 2009, and December 31, 2008, the deposits of the Jujuy Provincial Government amounted to 351,808 and 384,868 (including 50,661 and 49,201 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

According to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011.  It also acts as the exclusive financial agent of the Municipality of San Miguel del Tucumán.

As of March 31, 2009, and December 31, 2008, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 521,238 and 405,577 (including 249,177 and 218,026 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of March 31, 2009, and December 31, 2008, the net assets of such joint venture recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 3,957 and 4,153 respectively.

Also, as of March 31, 2009, and 2008, the net income recorded through the method mentioned in the previous paragraph, amounted to 1,888 and 1,517, respectively.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of March 31, 2009, and December 31, 2008, the net assets of such joint venture recorded in the Bank’s financial statements using the proportionate consolidation method amounted to 15 and 4, respectively.

Also, as of March 31, 2009, no net income was booked under the method mentioned in the previous paragraph, while as of March 31, 2008, the net loss amounted to 86.

2.6.	Merger of Nuevo Banco Bisel S.A.

On March 19, 2009, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A. entered into a “Preliminary merger agreement", whereby Nuevo Banco Bisel S.A. will merge with and into Banco Macro S.A. retroactively since January 1, 2009, on the basis of the financial statements of such banks as of December 31, 2008 (see also note 7.4). On April 24, 2009, such preliminary merger agreement was amended to include the resolution to reduce the capital stock approved by the general regular and special shareholders’ meeting of April 21, 2009 (see also note 9). Such preliminary merger agreement, as well as the consolidated special balance sheet for merger purposes as of December 31, 2008, and the exchange relationship are subject to approval by the respective shareholders’ meetings of both banks.  In this respect, the Board of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A. called those shareholders’ meetings for May 27, 2009.

The exchange relationship has been agreed in 0.337614 common shares of Banco Macro S.A. per common share of Nuevo Banco Bisel S.A. So, the minority shareholders of Nuevo Banco Bisel S.A. will be entitled to receive 0.337614 shares of Banco Macro S.A. for each share they hold in Nuevo Banco Bisel S.A.’s capital stock. Consequently, Banco Macro S.A. will issue 1,147,887 common shares subject to the approvals by the appropriate agencies and the respective shareholders’ meetings.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with Central Bank of Argentina (BCRA) rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1.	Comparative information

As required under Central Bank rules, the balance sheet as of March 31, 2009, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2009, are presented comparatively with those of the same period in the prior fiscal year.

Furthermore, by virtue of what was mentioned in note 1.1. of the consolidated financial statements, the Bank made certain reclassifications in the financial statements as of March 31, 2008, so as to compare them with the current financial statements.

3.2.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements as of March 31, 2009, and December 31, 2008, were:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of the period and the year, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income for those dates.

b)	Government and private securities:

b.1)	Listed:

i.
Holdings in investment accounts: in accordance with BCRA Communiqué “A” 4,898 dated January 22, 2009, the Bank chose to classify Argentine Government Bonds in Argentine pesos maturing in 2014 (Bonar XIV) derived from the exchange mentioned in note 19 for a face value of 246,835 as “Holdings in investment accounts”. As of period-end, those bonds were valued at acquisition cost (book value of guaranteed loans used in the exchange) increased by the accrual of the internal rate of return as from the date of inclusion in this classification. The accruals of the internal rate of return mentioned above were charged to income for the period.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

ii.
Holdings in special investment accounts: in accordance with the provisions of BCRA Communiqués “A” 4,676 and 4,861 dated June 5, 2007, and October 30, 2008, the Bank chose to classify certain holdings as “Special investment accounts”. As of period- and year-end, as the case may be, those holdings were valued at the acquisition cost defined in such communiqués, increased by the accrual of the internal rate of return as from the date of inclusion in this classification, net of the offset account, as further described below.

When the market value of each security is lower than the book value, the accrual of the internal rate of return and the CER will be recorded in a contra offset balance sheet account created for this purpose, until the book value equals the market value. This offset account will be recognized in the income statement when the market value of the securities is above their book value.

In Exhibit A and Exhibit I to the consolidated financial statements, the market values of these holdings are disclosed at the stand-alone level and consolidated level, respectively.

iii.
Holdings for trading or financial intermediation and instruments issued by BCRA: they were valued at the quoted price of each security effective at the last business day of the period or fiscal year, respectively. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

b.2)	Unlisted:

i.
Bonar XIV: in accordance with the provisions of BCRA Communiqué “A” 4,898 dated January 22, 2009, the Bank chose to classify Argentine Government Bonds in Argentine pesos maturing in 2014 for a face value of 93,237 as “Unlisted holdings”. As of period-end, such holding was valued at the higher of the present value disseminated by the Central Bank and the acquisition cost defined in point 1 of the abovementioned communiqué, increased by the accrual of the internal rate of return, net of the related offset account, as further described below (book value).

When the present value of this holding is lower than its book value, 50% of the accrual of the internal rate of return will be recorded -on an accumulated basis- in an offset account created to such end until the book value equals the present value, and such offset account will be reversed by allocating a charge to income as long as its amount exceeds the positive difference between the present value and the book value of that holding.

ii.
Other unlisted government securities: in accordance with the provisions of BCRA Communiqué “A” 4,898 dated January 22, 2009, holdings of government securities without volatility published and included on the list of present values published by BCRA were valued, as of period-end, at the higher of the present value published by BCRA and the book value as of January 31, 2009, or at acquisition cost, net of financial services collected subsequently and the related offset account, as further described below (book value).

When the present value of these holdings is lower than their book value, the accrual of interest and, if applicable, of the adjustment resulting from applying CER will be recorded, on an accumulated basis, in an offset account created to such end until the book value equals the present value, and such offset account will be reversed by allocating a charge to income as long as its amount exceeds the positive difference between the present value and the book value of those holdings.

The present values published by BCRA arise from the curve of yields on securities related to the same type of instrument, with normal and usual quoted price and of similar duration, according to the methodology published by such institution.

As of December 31, 2008, holdings of government securities without volatility published (Bonar XIII) were valued under the method established by BCRA Communiqué “A” 3,911, as supplemented, as further explained in note 3.3.c).

iii.	Instruments issued by BCRA: they were valued at their cost value increased exponentially by their internal rate of return, as provided by BCRA Communiqué “A” 4,414.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As of March 31, 2009, they were valued as set forth in BCRA Communiqué “A” 4,898, as further explained in note 3.3.b.2).i.

As of December 31, 2008, they were valued at the lower of their present value or technical value, as established by BCRA Communiqué “A” 3,911, as supplemented. If such lower value exceeded the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference was debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value was also lower than the notional value, the difference was recorded as a loss in the statement of income and the offsetting credit was recorded in the asset account.

The amounts booked in offset accounts were adjusted every month based on the values calculated according to BCRA Communiqué "A" 3,911, as supplemented.

For the purpose of determining the present value, in the case of instruments that include indexation clauses, the cash flows subject to contractual conditions were discounted at the interest rates that were established in the schedule included in point 2 of the abovementioned Communiqué “A” 3,911. Since August 2007, every month the BCRA establishes the discount rate to be used, as set forth by Communiqué “A” 4,704, as supplemented.

In the case of instruments that do not comprise adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Holdings in special investment accounts: as explained in note 3.3.b.1).ii.

e.2)	Guaranteed loans: as explained in note 3.3.c).

e.3)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. Since February 3, 2002, principal was adjusted by the CER through period-end and year-end, where applicable.

e.4)	Other unlisted government securities: as explained in note 3.3.b.2).ii.

e.5)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of the period and year, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering BCRA Communiqué “A” 2,950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The recovery of receivables previously classified under Debit-balance control memorandum accounts - Receivables classified as irrecoverable are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - possible commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each period and year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each period and year, respectively.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i)
Listed: they were valued at the effective quoted prices for each of them on the last business day of each period and year, respectively. Differences in quoted market values were recorded in the statement of income for those dates.

ii)	Unlisted: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return.

ii.
Certificate of participation in the Fideicomiso Financiero Suquía financial trust: they were valued based on the value of incorporation to shareholders’ equity of former Nuevo Banco Suquía S.A., plus interest accrued, net of the redemptions made by the abovementioned bank, in its capacity as beneficiary of the certificate of participation.

iii.
Other certificates of participation: they were stated at nominal value increased, as the case may be, by interest accrued and CER until the last business day of the period and fiscal year, respectively, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by BCRA Communiqué "A" 4,414 and supplementary regulations.

h.5)	Nonsubordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of period-end and year-end, respectively, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

i)	Assets subject to financial leases:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

l.2)
Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

The Central Bank informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3,916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid. The Bank had also previously recorded intangible assets and an offsetting liability for the estimated amounts of “amparos” payable in the future pursuant to the application of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007. As a result of the August 4, 2008 notice, during fiscal year 2008, the Bank reversed the intangible assets and related liabilites related to the unpaid “amparos”.

m)	Valuation of derivatives:

m.1)
Put options sold on BODEN 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period-end and year- end, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay a variable rate and charge a fixed rate.

m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of the period and fiscal year, respectively. Differences in quoted market values were recorded in the statement of income for the period and year.

m.4)	Put options purchased: valued at the agreed-upon exercise price.

See also note 11.

n)	Severance payments:

The Bank charges these payments directly to income.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded whenever it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of the period- and year-end, respectively, converted into pesos pursuant to the method described in note 3.3.a).

q)	Shareholders’ equity accounts:

q.1)
They are restated as explained in note 3.2., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2., was included in the Adjustments to Shareholders’ Equity account.

q.2)
Own shares reacquired: the purchase cost of own shares reaquired was debited from the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Shares in treasury" (see also note 9 and Exhibit K).

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the periods ended March 31, 2009, and 2008 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.4.	Statement of cash flows

The Bank considers “cash flows” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of March 31, 2009, and 2008, the Bank had no such securities.

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. On December 19, 2008, this tax was extended under Law No. 26,426 through December 30, 2009. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets.  Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of March 31, 2009, and 2008, the Bank estimated that accrued income tax amounted to 78,850 and 33,004 respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of March 31, 2009, the Bank made income tax prepayments for 52,045 for the 2008 tax year, which were recorded in the Other receivables account.

5.	DIFFERENCES BETWEEN BCRA RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Through Resolution CD No. 93/2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) adopted technical resolutions and interpretations issued by FACPCE governing board through April 1, 2005. Subsequently, the CPCECABA, through Resolutions 42/2006, 34 and 85/2008, and 25/2009, approved technical resolutions Nos. 23 through 26, respectively.  In this regard, Technical Resolution No. 26 will be effective for the annual or interim-period financial statements for the fiscal years beginning January 1, 2011. In turn, the CNV adopted Technical Resolution No. 23 through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.

These professional accounting standards differ, in certain valuation and disclosure aspects, from BCRA rules. The differences between those standards, which the Bank identified and deemed significant to these financial statements, are as follows. The consolidated figures were adjusted by the Bank’s equity interest in each one of the consolidated entities, based on the percentage of equity interest mentioned in note 1 to the consolidated financial statements:

5.1.	Valuation standards

a)
Holdings recorded in special investment accounts of unlisted government securities, unlisted instruments issued by BCRA and guaranteed loans: they are valued in accordance with the regulations and standards issued by the Argentine Government and BCRA described in notes 3.3.b.1)ii, 3.3.b.2) and 3.3.c). Additionally, effective loan-loss provisioning regulations issued by BCRA establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

The Bank’s particular situation in connection with these holdings and financing is as follows:

a.1)
Holdings in special investment accounts: as of March 31, 2009, and December 31, 2008, the Bank charged 182,598 and 130,694, at stand-alone level, and 473,079 and 448,305, at consolidated level, respectively, for certain own portfolio of Argentine government securities. According to the professional accounting standards, as the Bank does not show indications of keeping such holdings through their maturity, they should be valued at their market value. According to this valuation method, the shareholders’ equity for the period and year ended March 31, 2009, and December 31, 2008, would have decreased by 43,248 and 28,731, at stand-alone level, and 60,453 and 31,557, at consolidated level, respectively.

a.2)
Holdings of unlisted government securities: as of March 31, 2009, and December 31, 2008, the Bank charged 60,877 and 25,932, at stand-alone, and 170,479 and 69,182, at consolidated levels, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the shareholders’ equity for the period and year ended March 31, 2009, and December 31, 2008, would have decreased by 2,576 and 7,649, at stand-alone level, and 24,576 and 21,639, at consolidated level, respectively.

a.3)
Unlisted instruments issued by BCRA: as of March 31, 2009, and December 31, 2008, the Bank recorded unlisted own portfolio and used in repo transactions of BCRA internal bills and notes for 2,305,389 and 1,837,031, at stand-alone, and 3,031,762 and 2,636,437, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the shareholders’ equity for the period and year ended March 31, 2009, and December 31, 2008, would have decreased by 23,528 and 29,250, at stand-alone level, and 27,459 and 33,776, at consolidated level, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

a.4)
Guaranteed loans Decree No. 1,387/01: as of March 31, 2009, and December 31, 2008, the Bank had 191,144 and 549,266, at stand-alone, and 267,959 and 722,757, at consolidated level, respectively. Considering the statements made in note 3.3.c) according to professional accounting standards, these assets should be valued at their present value. According to this valuation method, shareholders’ equity as of March 31, 2009, and December 31, 2008, would have decreased by 133,571 and 209,873, at stand-alone level, and 192,057 and 259,617, at consolidated level, respectively.

b)
Intangible assets: as of March 31, 2009, and December 31, 2008, the Bank capitalized under intangible assets 27,250 and 25,447, at stand-alone level, and 40,597 and 40,090 at consolidated level, respectively, net of the related amortization amounts, regarding the foreign exchange differences related to the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to income the higher costs for court deposits dollarization and decreasing the book value of surpluses paid at their recoverable value. As of the date of issuance of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable. According to this valuation method, shareholders’ equity as of, March 31, 2009 and December 31, 2008, would have decreased by 27,250 and 25,447, at stand-alone level, and 40,597 and 40,090, at consolidated level, respectively.

c)
As of March 31, 2009, and December 31, 2008, as mentioned in note 3.3.l.2), the Bank recorded the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with BCRA indications in the notice dated August 4, 2008.  According to the professional accounting standards, as of March 31, 2009, and December 31, 2008, the Bank should have recorded a liability of approximately 30,275 and 31,417, at the stand-alone level, and 45,186 and 46,923, at the consolidated level, respectively. According to this valuation method, shareholders’ equity as of March 31, 2009, and December 31, 2008, would have decreased by 30,275 and 31,417, at stand-alone level, and 45,186 and 46,923, at consolidated level, respectively.

d)
As of December 31, 2008, the Bank recorded 29,105 under Other receivables from financial intermediation – nonsubordinated corporate bonds issued by the Bank itself, mentioned in note 10.b.2) and b.3), valued as mentioned in note 3.3.h.4), and 56,738 under Other liabilities from financial intermediation and recorded the liabilities generated by the issuance thereof, valued as mentioned in note 3.3.h.5). According to professional accounting standards, such repurchased corporate bonds should be considered settled. According to this valuation method, liabilities would have been decreased and income of 27,633 would have been recognised. Consequently, shareholders’ equity and income for the year ended December 31, 2008, would have increased by 27,633.

e)
Income tax: the Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income for the years in which such differences are reversed, considering the possible effects of utilizing net operating losses in the future. If the deferred tax method had been applied, as of March 31, 2009, and December 31, 2008, the Bank would have recorded an additional asset of 47,199 and 47,985, at stand-alone level, and 109,058 and 78,009, at consolidated level, respectively.

f)
Business combinations: Under the standards set forth by BCRA, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, BCRA standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, BCRA Communiqué “A” 3,984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that brought such negative goodwill.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The Bank's specific situation in relation to how business combinations are recorded is as follows:

f.1)
Acquisition of Banco Bansud S.A.: under BCRA standards, the Bank’s acquisition of Banco Bansud S.A. generated an original negative goodwill in the amount of 365,560.  As of March 31, 2009, and December 31, 2008, such goodwill was fully amortized.

According to professional accounting standards, the abovementioned purchase would have generated an original negative goodwill in the amount of 39,722 and, therefore, as of March 31, 2009, and December 31, 2008, the residual value of such goodwill would have totaled 9,520 and 9,609, respectively. Consequently, shareholders’ equity as of March 31, 2009, and December 31, 2008, would have decreased by 9,520 and 9,609, respectively.

f.2)
Acquisition of Nuevo Banco Suquía S.A.: under BCRA standards, the Bank’s acquisition of Nuevo Banco Suquia S.A. generated an original negative goodwill in the amount of 483. As of March 31, 2009, and December 31, 2008, such goodwill was recorded under Provisions (Liabilities).

According to professional accounting standards, the abovementioned acquisition would have led to an original negative goodwill in the amount of 72,445 and the recognition of 38,043 of profit from the purchase. Therefore, as of March 31, 2009, and December 31, 2008, the residual value as of such goodwill would have totaled 58,299 and 61,082, respectively. Consequently, shareholders’ equity as of March 31, 2009, and December 31, 2008, would have decreased by 57,816 and 60,599, respectively.

f.3)
Acquisition of Banco del Tucumán S.A.: under BCRA standards, the Bank’s acquisition of Banco del Tucumán S.A. generated an original positive goodwill in the amount of 18,242. As of March 31, 2009, and December 31, 2008, the residual value of such goodwill totaled 12,938 and 13,395, respectively.

According to professional accounting standards, the abovementioned acquisition would not have generated goodwill. Consequently, shareholders’ equity as of March 31, 2009, and December 31, 2008, would have decreased, as a result of the reversing of positive goodwill recorded under BCRA standards, by 12,938 and 13,395, respectively.

Additionally, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, as of March 31, 2009, and December 31, 2008, would have increased shareholders’ equity by 19,427 and 21,160, respectively.

f.4)
Acquisition of Nuevo Banco Bisel S.A.: under BCRA standards, the Bank’s acquisition of Nuevo Banco Bisel S.A. generated an original positive goodwill in the amount of 66,042. As of March 31, 2009, and December 31, 2008, the residual value of such goodwill totaled 48,431 and 50,082, respectively.

According to professional accounting standards, the abovementioned purchase would have generated the original negative goodwill in the amount of 107,745 and, therefore, as of March 31, 2009, and December 31, 2008, the residual value of such goodwill would have totaled 99,325 and 100,140, respectively.  Consequently, shareholders’ equity as of March 31, 2009, and December 31, 2008, would have decreased by 147,756 and 150,222, respectively.

Additionally, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, which as of March 31, 2009, and December 31, 2008, would have increased shareholders’ equity by 32,842 and 48,755, respectively.

g)
As of March 31, 2009, and December 31, 2008, the Bank recorded an interest rate swap agreement in conformity with the BCRA accounting standards, as mentioned in note 3.3.m.2), in the amount of 34,115 and 31,970, at stand-alone level, and 42,067 and 39,422, at consolidated level, respectively. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified. If those standards had been applied, as of March 31, 2009, and December 31, 2008, the Bank should have recorded assets in the amount of 4,985 and 2,888, at stand-alone level, and 6,211 and 3,560, at consolidated level, respectively, which would have resulted in increases in the Bank’s shareholders’ equity by the same amounts.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

h)
Interests in other companies – financial institutions: as of March 31, 2009, and December 31, 2008, subsidiaries Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. prepared their financial statements in conformity with BCRA standards, which differ from professional accounting standards. If professional accounting standards would have been applied, and as a result of the abovementioned adjustments, the equity interest recorded by the Bank in its stand-alone financial statements regarding such subsidiaries as of such dates would have decreased  by around 66,794 and 70,539, respectively.

If professional accounting standards would have been applied, the Bank’s shareholders' equity as of March 31, 2009, and December 31, 2008, would have decreased by around 450,821 and 488,310, respectively. Consequently, income for the year ended March 31, 2009, would have increased by 37,489.

5.2.	Disclosure aspects

a)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards in Argentina.

b)	The Bank has not presented the information on earnings per share, certain information about goodwill, related parties or other reporting requirements for nonbanking institutions.

c)
The Bank presents positive goodwill (related to Banco del Tucumán S.A. and Nuevo Banco Bisel S.A.) and negative goodwill (related to the merger of Nuevo Banco Suquía S.A. with and into the Bank) under Intangible assets and Provisions, respectively. According to professional accounting assets, considering the statements in note 5.2.f) such goodwill should be disclosed under Goodwill.

d)
The Bank has recorded under “Intangible assets” certain receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights and the conversion of deposits into pesos. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

		03/31/2009	12/31/2008
6.1)	Loans - Other

	Other loans	978,895	1,012,340
	Export financing and prefinancing	800,838	692,969
	Government securities		2,583
		1,779,733	1,707,892

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	Debt securities in financial trusts	162,733	227,147
	Certificates of participation in financial trusts	108,662	121,560
	Other	210	29,310
		271,605	378,017

6.3)	Other receivables – Other

	Sundry receivables	74,463	68,864
	Tax prepayments	57,312	43,227
	Security deposits	25,498	23,286
	Advance payments	11,284	12,173
	Other	7,069	6,989
		175,626	154,539

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

		03/31/2009	12/31/2008
6.4)	Deposits - Other

	Balances of accounts without movements	175,094	156,701
	Unemployment fund for workers of the construction industry	60,672	57,124
	Attachments	17,899	15,800
	Special deposits related to inflows of foreign funds	4,365	3,507
	Security deposits	3,249	3,536
	Orders payable	298	322
	Other	17,992	20,716
		279,569	257,706

6.5)	Other liabilities from financial intermediation - Other

	Other payment orders pending settlement	161,275	130,220
	Amounts payable as financing	74,779	64,707
	Purchase of preferred shares of Nuevo Banco Bisel S.A.- SEDESA (see note 7.4)	71,653	71,653
	Other withholdings and additional withholdings	59,795	57,035
	Retirement pension payment orders pending settlement	54,575	21,772
	Collections and other transactions on account and behalf of others	50,696	43,949
	Miscellaneous subject to minimum cash requirements	24,259	10,157
	Miscellaneous not subject to minimum cash requirements	21,888	100,090
	Other	16,506	16,178
		535,426	515,761

6.6)	Other Liabilities - Other

	Taxes payable	323,174	244,708
	Miscellaneous payables	44,536	44,378
	Salaries and payroll taxes payable	42,970	19,093
	Prepayment for the sale of assets	9,490	6,978
	Withholdings on salaries	6,044	8,457
	Other	1,931	1,931
		428,145	325,545
		03/31/2009	12/31/2008

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

	Checks and securities in custody	2,104,983	2,377,305
	Managed portfolios (see note 12)	389,980	392,342
	Checks not yet collected	278,430	352,873
	Checks and securities to be debited	127,406	137,261
	Checks and securities to be collected	72,428	74,187
		2,973,227	3,333,968

6.8)	Financial income – Net income from government and private securities

	Income from government securities	96,743	78,453
	Income from participation in financial trusts	11,476	7,523
	Other	38,699	4,954
		146,918	90,930

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

		03/31/2009	03/31/2008
6.9)	Financial income – Other

	Premiums on reverse repurchase agreements with the financial sector	30,338	8,952
	Interest on loans for export prefinancing and financing	14,764	11,351
	Income from assets subject to financial lease	13,402	13,851
	Other	30,611	1,977
		89,115	36,131

6.10)	Financial expense – Other

	Turnover tax	25,511	12,184
	Valuation allowance of loans to the government sector – Communiqué “A” 3,911	3,808
	Premiums on repurchase agreements with the financial sector	277	656
	Other		491
		29,596	13,331

6.11)	Service-charge income - Other

	Debit and credit card income	29,020	23,775
	Service commissions - UTE (see note 2.5)	3,471	2,822
	Rental of safe deposit boxes	3,267	2,619
	Other	7,525	3,822
		43,283	33,038

6.12)	Service-charge expense - Other

	Debit and credit card expense	10,937	12,736
	Turnover tax	7,757	4,797
	Commissions on loan placements	1,619	2,708
	Other	10,951	4,527
		31,264	24,768

6.13)	Administrative expenses – Other operating expenses

	Maintenance, conservation and repair expenses	9,016	6,537
	Security services	7,410	6,710
	Electric power and communications	7,355	5,845
	Leases	5,680	3,632
	Stationery and office supplies	1,678	3,002
	Insurance	1,278	1,159
		32,417	26,885

6.14)	Other income – Other

	Other adjustments and interest on other receivables	2,221	427
	Services provided to Banco del Tucumán S.A.	1,351	990
	Gain on transactions or sale of bank premises and equipment, and other assets	625	3,824
	Credit cards	475	279
	Leases	140	91
	Certifications	2	370
	Other	2,457	13,127
		7,271	19,108

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

		03/31/2009	03/31/2008
6.15)	Other expense – Other

	Donations	915	853
	Turnover tax	452	863
	Other	2,776	11,731
		4,143	13,447

7.	RESTRICTED ASSETS

As of March 31, 2009, and December 31, 2008, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)
Secured Bonds under Presidential Decree No. 1,579/02 for 21,348 and 22,211 (face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
BCRA notes (NOBACs) for 74,900 and 26,337 (for a face value of 73,200, and 25,051), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (ROFEX) and Mercado Abierto Electrónico S.A. (MAE).

c)
NOBACs for an amount of 6,728 and 37,289 (for a face value of 6,600, and 35,600), respectively used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

7.2)	Loans:

a)
Agreements for loans backed by pledges and unsecured loans for 16,543 and 20,367, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 13.3.) to the consolidated financial statements).

b)
Guaranteed Loans for 188,060 and Mortgage Bills for 16,835 as of December 31, 2008, securing the loan granted by BCRA to former Nuevo Banco Suquía S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, used for the deposit exchange option exercised by the holders of deposits with such bank. As mentioned in note 19, during February 2009, the Bank decided to prepay the amount owed under such loan, delivering the guaranteed loans.

7.3)	Other receivables from financial intermediation:

a)	Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities, for an amount of 147,019 and 140,812, respectively.

b)
Contribution to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 9,653 and 9,961, respectively, resulting from a contribution amounting to 10,000 made by the Bank on December 13, 2007, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

c)
Contribution to the Risk Fund of Macroaval S.G.R. (mutual guarantee association) for 5,145 and 5,000, respectively, resulting from a contribution for 5,000, of the abovementioned amount by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

7.4)	Investments in other companies:

Preferred shares of Nuevo Banco Bisel S.A. amounting to 66,240 with a secured first-degree security agreement in   favor of SEDESA to guarantee to such Company the price payment and the compliance with all the obligations assumed in the purchase and sale agreement dated May 28, 2007, whereby preferred shares were acquired from SEDESA by the Bank by exercising a purchase option thereon. The price payable was set at 66,240, plus an annual nominal 4% interest capitalizable through its payment, which will be made in 15-year since the takeover date of Nuevo Banco Bisel S.A. (August 11, 2021).

As provided by the abovementioned agreement and for the purpose of voting in favor of the preliminary merger agreement mentioned in note 2.6, Banco Macro S.A. should have to SEDESA´s consent or grant new guaranty in replacement of the preferred shares or proceed to settle the guaranteed obligations.

In this regard, through note dated March 13, 2009, SEDESA´s, Board of Directors decided to consent to the terms and scope of clause 7.1.5. of the purchase agreement of the preferred shares issued by Nuevo Banco Bisel S.A. referred to above for the Bank’s Board of Directors to vote in favor of the decisions aimed at the merger process.

7.5)	Other receivables:

a)	Security deposits related to credit card transactions for 17,301 and 15,135, respectively.

b)	Other security deposits for 8,197 and 8,151, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)		03/31/2009	12/31/2008

ASSETS

Cash			2,962				2,962	2,785

Loans					8,241		8,241	51,754

Other receivables from financial intermediation	141,358	35,104		27,172			203,634	525,762

Assets subject to financial leases					824		824	581

Other receivables	662	539					1,201	1,197

Items pending allocation		11					11	4

Total assets	142,020	35,654	2,962	27,172	9,065		216,873	582,083

LIABILITIES

Deposits			2,360	4,902	223,642		230,904	78,138

Other liabilities from financial intermediation	140,729	35,099		5,309			181,137	526,118

Other liabilities								241

Total liabilities	140,729	35,099	2,360	10,211	223,642		412,041	604,497

MEMORANDUM ACCOUNTS

Debit-balance accounts –Contingent					76,494		76,494

Debit-balance accounts – Control			241,645				241,645	317,920

Debit-balance accounts – Derivatives	314,402				237		314,639	614,685

Credit-balance accounts – Contingent				2,213			2,213	2,213

Credit-balance accounts – Derivatives	90,591				76,970	(2)	167,561	207,745

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)	03/31/2009	03/31/2008

INCOME (LOSS)

Financial income	13,493	1,169		1	126 (2)	14,789	3,388

Financial expense		(277)			(834)	(1,111)	(109)

Service-charge income	5	5		5	58	73	8

Other income		1,351				1,351	4,296

Total income (expense)	13,498	2,248		6	(650)	15,102	7,583

(1)
Related to receivables from and payables to other parties related to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
The Bank had recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts, for a net (selling) position of 76,970. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of March 31, 2009, the net intermediation income from such transaction generated earnings of around 20 for the Bank.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2009, amounts to 683,979. In addition, since December 31, 2004, the Bank’s capital stock has changed as follows:

- As of December 31, 2004	608,943
- Capital stock increase approved by the shareholders’ meeting of September 26, 2005 (1)	75,000
- Capital stock increase approved by the shareholders’ meeting of June 4, 2007 (2)	36

As of March 31, 2009	683,979

(1)
Relates to the capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On March 24, 2006, with prior approval of the US Security and Exchange Commission (SEC), the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

(2)
Relates to the capital increase of Ps. 35,536 for new book-entry Class B shares of common stock entitled to one vote and with a face value of Ps. 1 per share, delivered to the minority shareholders of Nuevo Banco Suquía S.A. in the merger process of that entity.

On the other hand, as a result of the international macroeconomic context and the fluctuations of the capital markets in general, among other effects, the prices of local shares have been affected, including those of the Bank. Therefore, considering the Bank’s financial strength and in line with its commitment to shareholders, as of January 8, 2008, the Board of Directors decided to authorize the repurchase of its own common registered Class B shares with a face value of Ps. 1, each entitled to 1 vote, whether as shares or as American Depositary Shares (ADS). Given the successive extensions and changes made by the Bank’s Board of Directors, as of the date of these financial statements, the maximum amount to be invested by virtue of this program is 495,000, without exceeding the amount of 102,000,000 shares, and the price payable should range between Ps. 0,01 to Ps. 4 per share. Such authorization is effective until April 30, 2009.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

On April 29, 2008, the Bank’s general regular and special shareholders’ meeting approved the actions taken through that date and delegated to the Board of Directors the power to sell the shares mentioned in the previous paragraph during a three-year term from the acquisition thereof. After such term, capital stock shall be reduced by operation of law for an amount equal to the nominal value of shares held in portfolio, which will be cancelled.

On October 1, 2008, the Bank’s Board of Directors requested the Buenos Aires Stock Exchange’s prior authorization to reduce the subscribed and paid in capital stock by an amount of up to 60,000 representing 60,000,000 Class B shares with a face value of Ps. 1, each entitled to 1 vote, which is treasury stock and which was purchased under section 68, Law No. 17,811. On November 21, 2008, the BCBA authorized the capital stock reduction in the abovementioned amount. The Bank’s general regular and special shareholders’ meeting held on April 21, 2009, approved the capital reduction mentioned above. Such reduction is pending registration with the CNV.  In addition, on May 7, 2009, the Bank’s Board of Directors requested BCBA’s prior authorization for the reduction of the subscribed and paid-in capital stock for an amount of up to 30,642, representing 30,641,692 Class B shares with face value of Ps. 1 each and entitled to one vote. As of the date of issuance of these financial statements, the BCBA has not issued its decision in this respect.

Finally, as of March 31, 2009, the Bank had acquired 89,572,873 common class B shares with a face value of Ps. 1 and entitled to 1 vote each for a total of 432,722.  After period-end and through April 29, 2009, such repurchases totaled 90,641,692 common shares, amounting to 436,829.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value		Residual value as of 12/31/2008	03/31/2009	12/31/2008

Subordinated	USD 4,000,000	a)	U$S 600,000	1,355	1,802

Subordinated – Class 1	USD 150,000,000	b.1)	U$S 150,000,000	572,564	519,879

Non-subordinated – Class 2	USD 150,000,000	b.2)	U$S 107,445,000	404,649	419,378

Non-subordinated – Class 3	USD 100,000,000	b.3)	U$S 91,340,000	290,847	305,495

Total				1,269,415	1,246,554

a)
On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (en liquidación) on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of former Banco Macro Misiones S.A. (which was absorbed by the Bank) of the authorization granted to former Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to former Banco de Salta S.A. for the public offering of its corporate bonds.

Through March 31, 2009, the Bank had amortized the equivalent of USD 3,400,000 (original value). The installments of the corporate bonds were settled by the Bank in the original currency until February 3, 2002, the day on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b)
On September 1, 2006, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (four hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On June 4, 2007, the general regular and special shareholders’ meeting approved the increase of the USD 400,000,000 cap (four hundred million US dollars) of the Global Program for the Issuance of Corporate Bonds to USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, as set forth in the original program.

b.1)
 On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

-	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4,576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the notes will be neither fall due and payable if: (i) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from BCRA under Article 17 of BCRA Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to BCRA; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576 (see also note 20).

The Bank used the funds derived from such issuance to grant loans.

b.2)
 On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007.  Interest will be paid semiannually on February 1 and August 1 of every year, starting on August 1, 2007. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

For the same reasons regarding the macroeconomic context summarized in note 9 above, as of March 31, 2009, the Bank repurchased nonsubordinated corporate bonds of this class for a face value amount of USD 42,555,000, having settled a face value amount of USD 42,555,000. Therefore, as of March 31, 2009, the residual capital totals a face value of USD 107,445,000. As of April 29, 2009, the repurchase and settlement amounts mentioned remained constant.

b.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year, starting on December 7, 2007. Additionally, the Bank will only be able to redeem such issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

For the same reasons regarding the macroeconomic context summarized in note 9 above, as of March 31, 2009, the Bank repurchased nonsubordinated corporate bonds of this class for a face value amount in pesos equivalent to USD 8,660,000 having settled a face value amount of USD 8,660,000. Therefore, the residual capital totals a face value amount in pesos equivalent to USD 91,340,000. As of April 29, 2009, such repurchases of this class of nonsubordinated corporate bonds totals a face value amount in pesos equivalent to USD 13,160,000, and the amount of the settlements remained constant.

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in b.1) and b.3).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by BCRA rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Call and put options.
-	Interest rate swap.

Such transactions were valued as explained in notes 3.3.h.1), 3.3.h.2) and 3.3.m).

Positions of transactions effective as of March 31, 2009, and December 31, 2008, are as follows:

Transaction	03/31/2009	12/31/2008

Net liability position of repurchase agreements	(1,572,614)	(1,073,826)

Net asset position of forward foreign-currency transactions without delivery of underlying asset (a)	782,263	601,770

Position of put options sold on BODEN 2012 and 2013 coupons (b)	100,953	99,797

Interest rate swap (c)	34,115	31,970

Position of put options purchased (d)		24,349

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Net income (loss) resulting from these transactions for the period ended March 31, 2009 and 2008, amount to income (loss):

Transaction	03/31/2009	03/31/2008

Premiums on reverse repurchase agreements	30,353	9,340

Premiums on repurchase agreements	(277)	(656)

Interest rate swap	482	202

Forward foreign-currency transactions offset	30,114	(491)

Transactions with options	364

Total	61,036	8,395

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)
Relates to put options on coupons of the Argentine Government Bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(c)
Relates to an interest rate swap agreement whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (LIBOR at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018.

The amount recorded under the Bank’s memorandum accounts and disclosed previously, is related to the residual principal of the loan (notional value of the transaction).

(d)
Related to put options purchased regarding Class “A” and “B" trust debt securities of financial trust Fideicomiso Financiero Consubond Series LXV and Class “B” trust debt securities of financial trust Fideicomiso Financiero Consubono Serie XXXIV, both unlisted and with fixed rates that may be renegotiated every month. These agreements expired in January and February 2009. The Bank has not exercised such option.

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of March 31, 2009, and December 31, 2008, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,434.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of March 31, 2009, and December 31, 2008, the loans portfolio managed amounts to 43,348 and 43,388, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of March 31, 2009, and December 31, 2008, the loans portfolio managed amounts to 83,898 and 84,508, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, BCRA Board of Directors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A.  In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of March 31, 2009, and December 31, 2008, the portfolio managed by the Bank amounted to 123,333 and 124,982, respectively.

e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of March 31, 2009, and December 31, 2008, the portfolio managed by the Bank for principal and accrued interest amounted to 59,526 and 62,397, respectively. See also note 15.2 to the stand-alone financial statements.

f)	In addition, as of March 31, 2009, and December 31, 2008, the Bank had under its management other portfolios for total amounts of 65,441 and 62,633, respectively.

13.	MUTUAL FUNDS

As of March 31, 2009, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Investments (a)

Pionero Pesos	423,982,445	550,745	345,741

Pionero Renta Ahorro	25,295,243	33,798	31,900

Pionero Latam	1,227,822	2,504	2,575

Pionero F.F. – Fideicomiso Financieros	19,481,355	23,364	21,669

Pionero Renta	4,076,189	6,221	5,875

Pionero Acciones	1,258,269	1,566	1,521

Pionero Global	829,611	870	858

Galileo Event Driven F.C.I.	5,200,678	28,170	19,951

Galileo Argentina F.C.I.	2,142,564	7,511	6,312

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Checks and securities in custody” memorandum account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995.  The Bank holds a 8.8779% equity interest therein, according to the percentages set forth in BCRA Communiqué “B” 9,229 of March 12, 2009.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by BCRA, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, BCRA established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes.

As of March 31, 2009, and December 31, 2008, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 48,903 and 48,773, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	03/31/2009	12/31/2008

Certificates of participation:

Tucumán (a)	35,164	35,164

Godoy Cruz (b)	15,294	14,642

Fideicomiso Financiero Tucumán I (c)	9,103	12,191

Other	198	10,790
Subtotal certificates of participation	59,759	72,787

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Debt securities:

San Isidro (d)	57,589	41,766

Megabono (e)	21,728	11,287

Consubono (e)	20,881	21,677

Confibono (e)	17,261	6,886

Consubond (e)	7,565	33,510

Tarjeta Shopping (e)	6,998	12,244

Secubono (e)	5,194	10,617

Sociedad Militar Seguro de Vida (e)	975	41,762

Metroshop (e)		9,995

Garbarino (e)		7,849

Otros	24,542	29,554
Subtotal debt securities	162,733	227,147
Total	222,492	299,934

(a)	Fideicomiso Tucumán

On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”. The trustors assigned to the trust debt securities issued by the trust “Fideicomiso República”, the purpose of which is the recoverability of certain assets, mainly loans and real property of former Banco República.

On June 6, 2008, partial settlements were made and part of the certificates were sold among the trust participants. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

As per the latest accounting information available to date, corpus assets amounted to about 45,621.

This trust will end with the full settlement of the certificates of participation.

(b)	Fideicomiso Godoy Cruz

On August 29, 2006, Banco Finansur S.A., as trustee, and Corporación de los Andes S.A., as trustor, entered into an agreement to create the trust called “Fideicomiso Financiero Godoy Cruz”.

The trustor assigned to the trust “Fideicomiso Godoy Cruz” buildings and plots of land located in the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza.

In addition, Class “A”, Class “B” (subordinated to the Class “A” certificates of participation) and Class “C” (subordinated to Class “A” and Class “B”) certificates of participation were issued.

The purpose of the trust is to sell the assets mentioned above and to use the proceeds to settle the certificates of participation issued.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 100% of the Class “A” certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 22,528.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

This trust will end with the full settlement of the certificates of participation.

(c)	Fideicomiso Financiero GAS Tucumán I

On July 31, 2006, Sud Inversiones & Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement called “Fideicomiso Financiero Tucumán I”. The purpose of this trust is to manage the corpus assets, made up mainly of receivables accrued against customers who joined the plan related to the construction of the natural gas distribution network for new clients in the city of San Miguel de Tucumán, to settle the certificates to be issued.

In addition, Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. Such loan provides that Gasnor S.A. may settle its payable by delivering such certificates of deposit to Banco Macro S.A.

As of the date of issuance of these financial statements, certificates of participation were issued for a face value amount of 14,941, which were assigned to Banco Macro S.A.; the residual value of which amounted to 9,236.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets totaled 14,798.

This trust will end with the full settlement of the certificates of participation.

(d)	Fideicomiso San Isidro

On June 4, 2001, “Fideicomiso San Isidro” was created, the purpose of which was to sell the real property received in trust and to use the proceeds to settle the certificates issued by the trust.

The certificates of participation were delivered to Banco Macro S.A. to settle a loan granted previously to República S.A. de Finanzas.

On May 10, 2007, a real estate development agreement was signed to carry out a real estate project.

On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation issued by the trust to an unrelated company, offering a security thereon.

Subsequently, on December 26, 2008, the Bank subscribed debt securities in US dollars for face value amounts totaling USD 11,687,366.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets amounted to about 102,544.

(e)
Mainly including provisional certificates of participation and debt securities issued in the different series of financial trusts through a public offering entered into by the Bank under underwriting agreements. Through those agreements, the Bank prepays the price for the placement of provisional securities to the trustor. Once final certificates and debt securities are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

As of March 31, 2009, and December 31, 2008, the trusts’ assets managed amount to 6,148 and 4,106, respectively.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor´s noncompliance.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Under this kind of trust, the Bank grants loans to trustors and creates a trust, where the trustor transfers an asset or right it owns to ensure compliance with the loan received.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of March 31, 2009, and December 31, 2008, the trusts’ assets managed amount to 268,736 and 321,239, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors. On the last day of each month, the trust’s assets are not material because they are transferred periodically by the trustee (the Bank) to the beneficiary according to the trust agreement. To such end, the Bank enters into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

Additionally, other guarantee trusts manage specific assets, mainly real property.

As of March 31, 2009, and December 31, 2008, the trusts’ assets managed amount to 213,862 and 199,929, respectively.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for March 2009 are listed below, indicating the balances as of month-end of the related accounts:

Item	Balance as of 03/31/2009

Cash

Cash on hand	618,226

Amounts in Central Bank accounts	1,808,654

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	147,019

Total	2,573,899

18.	CLAIMS FROM THE AFIP (FEDERAL PUBLIC REVENUE AGENCY) – DGI (FEDERAL TAX BUREAU) – DGR CABA (BUENOS AIRES CITY TAX AUTHORITIES)

a)
On January 21, 2002, the former Banco Bansud S.A. requested from the AFIP that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that –in the former Banco Bansud S.A.’s opinion– were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001.  As of March 31, 2009, the outstanding amount of 3,894 was recognized in the “Other liabilities” account.

b)
The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP – DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the six-month irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

c)
The DGR CABA attributed turnover tax differences to Banco Macro S.A. for tax period 2002, in relation to the treatment of foreign exchange differences and the compensation bond. On April 22, 2008, the Bank filed a request for reconsideration. Subsequently, on September 11, 2008, the DGR CABA partly admitted the request, reducing its tax claim. However, on October 2, 2008, the Bank filed an administrative appeal, that was dismissed.  On December 29, 2008, the Bank filed a complaint challenging this with the Federal Administrative Tax Court in and for the City of Buenos Aires. It also requested that the precautionary measure established in section 189, Administrative Tax Code, be ordered, which involves the stay of execution of the administrative act that was challenged in the abovementioned complaint.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

Since the second half of 2008 the financial markets of the world's leading countries have been rocked by volatility, lack of liquidity and credit. Consequently, there was a significant drop in stock indices on international markets and an economic deceleration on a worldwide scale. In spite of the actions taken by the main countries, the future development of international markets remains uncertain.

In Argentina, stock markets had marked decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the abovementioned economic deceleration began to show. Additionally, Law No. 26,425 was passed, which put an end to the private management of pensions (AFJP – private pension fund managers). The only system remaining in place is the government-managed pension system. Since December 2008, the ANSeS.(national social security administration) began issuing auction programs of certificates of deposit for the FGS (state-managed pension fund) to promote production and create employment.

On February 2, 2009, Joint Resolutions 08/2009 and 05/2009 issued by the Treasury and Finance Departments, established a debt exchange transaction of certain guaranteed loans with banks and other companies of a new bond or promissory note referred to as “Argentine Bond or Promissory Note in Argentine pesos at the Badlar interest rate + 275 basis points maturing in 2014”, issued on January 30, 2009, and full amortization by its maturity date of January 30, 2014, which allowed the original maturity date of the abovementioned guaranteed loans to be extended through such year. The interest rate paid on a quarterly basis shall be 15.4% for the first year and for the rest of the period, the Badlar rate plus 275 basis points will apply.

In this regard, on January 29, 2009, and February 10, 2009, the Bank subscribed an exchange agreement whereby it exchanged the guaranteed loans for a technical value of 109,331 and received Argentina bonds (Bonar) at the Badlar interest rate + 275 basis points, in Argentine pesos maturing in 2014 for a face value amount of 340,162, which were classified as holdings in investment accounts (see note 3.b.1)i.) for a face value of 246,835 and unlisted government securities (see note 3.b.2)ii.) for a face value of 93,327.

Additionally, during January and February 2009, as set forth by Central Bank Resolution No. 06/2009 the Bank and its subsidiary Nuevo Banco Bisel S.A. have decided to prepay the payable amounts resulting from loans received to acquire Argentine Government bonds intended for the depositors of former Nuevo Banco Suquía S.A (see note 7.2.b)) and Nuevo Banco Bisel S.A. (see note 2.2.a.1) to the consolidated financial statements), respectively.

The Bank’s Management permanently monitors the change of the abovementioned situations, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

On December 27, 2006, the case in re “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

Subsequently, on August 28, 2007, within the framework of another case filed by a depositor against the Argentine Government, the Argentine Supreme Court of Justice clarified the treatment to be applied to the payments that had already been made by the banks to the depositors under lower court orders. In this regard, the amounts paid that should be charged as payment on account of the amount owed to the depositors should be considered according to the proportion that such amounts represent in relation to the original amount deposited, thus computing the values in US dollars, in regard to both the deposit as well as the payment on account.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures"  holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

As mentioned in notes 3.3.l.2), under BCRA Communiqués “A” 3,916 and “A” 4,686, as of March 31, 2009, and December 31, 2008, the Bank continued capitalizing in “Intangible assets” the amounts of 27,250 and 25,447 at stand-alone level, respectively, and a total of 41,164 and 40,657 at consolidated level, respectively, net of related amortizations, with respect to the differences resulting from the payments of deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decision dated March 20, 2007, and the provisions of Presidential Decree No. 214/02, as supplemented.

Additionally, as of March 31, 2009, and December 31, 2008, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 9,208 and 8,606 at the stand-alone level, respectively, and a total of 19,548 and 18,233 at consolidated level, respectively. Considering what has been mentioned in note 3.3.l.2),the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
The general regular and special shareholders’ meeting held on April 21, 2009, resolved to adjourn the consideration of item 4 on the agenda “Consideration of the distribution of cash dividends, subject to BCRA authorization – Allocation of unappropriated retained earnings for fiscal year 2008”. Therefore, the general regular and special shareholders’ meeting called for May 12, 2009, shall:

a.1)	Apply 132,010 out of unappropriated retained earnings to set the legal reserve related to 20% of income for the year ended December 31, 2008, according to BCRA standards.

a.2)
Apply 50,510 out of unappropriated retained earnings to set a special reserve for interest to be paid upon the maturities taking place in June and December 2009, as established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in note 10.b.1), and as established by BCRA Communiqué "A" 4,576.

a.3)
Consider the distribution of earnings, according to the procedure established in BCRA Communiqué “A” 4,589, as supplemented. In this regard, the banks that will be distributing earnings will have to request express authorization from BCRA and show compliance with the requirements established in the abovementioned communiqués regarding information for the month prior to the date on which the request is made. Consequently, to distribute earnings the following items must be deducted from unappropriated retained earnings as of the year ended December 31, 2008:

-
Capitalized amounts for differences resulting from compliance with court orders related to the dedollarization of deposits and differences resulting from dollarization of court deposits for 25,447 (net of amortizations).

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

-	The positive difference between the book value and the market value of government securities and guaranteed loans in portfolio amounting to 342,252.

Under BCRA standards, the Bank should consider the distributable amount to be either (i) the income obtained after deducting the items mentioned in the above paragraphs from unappropriated retained earnings, and (ii) the resulting amount from calculating the excess of computable capital over required minimum capital as of December 31, 2008 as regards the requirement as of such date, whichever lower, also considering the restrictions listed in the abovementioned paragraphs.

Through note dated February 20, 2009, the Bank requested the BCRA’s authorization to distribute earnings in cash in the amount of 149,870.

b)
Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s). This is also applied to the years ended as from December 31, 1998; thus, the dividends to be distributed based on retained earnings as of December 31, 1997, will not be subject to the abovementioned withholding.

c)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.55% p.a.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the BCRA's prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009		12/31/2008	03/31/2009
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts (2)
- Local
Federal government bonds in pesos at BADLAR Private – Maturity: 2014 (Bonar XIV)	111,076	238,519		238,519		238,519
Federal government bonds in US dollars at 7% - Maturity: 2015	48,311	48,311	14,034	48,311		48,311
Secured bonds under Presidential Decree No. 1,579/02	13,878	27,926	23,769	27,926		27,926
Consolidation bonds of social security payables in pesos – Third Series at 2%	23,163	23,543		23,543		23,543
Federal government bonds in US dollars at 7% - Maturity: 2017	19,008	23,092	23,252	23,092		23,092
Discount bonds denominated in pesos - Maturity: 2033	9,120	22,202	22,201	22,202		22,202
Consolidation bonds of social security payables in pesos – Fourth Series	15,056	21,045	7,447	21,045		21,045
Federal government bonds in US dollars at LIBOR - Maturity: 2012	5,707	6,506	29,891	6,506		6,506
Consolidation bonds in pesos – Sixth series	1,495	4,122	4,122	4,122		4,122
Federal government bonds in pesos – Maturity: 2014	1,711	3,521	3,582	3,521		3,521
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	1,054	1,402	1,450	1,402		1,402
Federal government bonds in US dollars at LIBOR - Maturity: 2013	537	560	564	560		560
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	309	368	382	368		368
Subtotal holdings in investment accounts		421,117	130,694	421,117		421,117

Holdings for trading or financial intermediation
- Local
Discount bonds denominated in pesos - Maturity: 2033	187,564	187,564	154,382	1,734		1,734
Federal government bonds in US dollars at LIBOR - Maturity: 2012	41,715	41,715	48,966	241	62,143	62,384
Federal government bonds in US dollars at 7% - Maturity: 2015	1,825	1,825	114	826		826
Consolidation bonds of social security payables in pesos – Fourth Series	1,420	1,420	1,315	1,499		1,499
Consolidation bonds in pesos – Fourth series	1,373	1,373	1,457	1,373		1,373
Secured bonds under Presidential Decree No. 1,579/02	770	770	643	1,131		1,131
Argentine Government bonds in US dollars at 7% - Maturity: 2011	606	606	103	591		591
Consolidation bonds of social security payables in pesos – Third series at 2%	388	388	2,254	(149)		(149)
Federal government bonds in US dollars at LIBOR - Maturity: 2013	23	23	2,287	14	38,810	38,824
Consolidation bonds in pesos – Second series			6,944
Other	838	838	670	836		836
Subtotal holdings for trading or financial intermediation		236,522	219,135	8,096	100,953	109,049

Unlisted government securities
- Local
Federal government bonds in pesos at BADLAR Private – Maturity: 2014 (Bonar XIV)		38,598		38,599		38,599
Federal government bonds in pesos – Maturity: 2014		21,233		10,685		10,685
Consolidation bonds in pesos – Second series		1,046		1,046		1,046
Argentine Government bonds in Argentine pesos at private Badlar + 3,50 (Bonar XIII) - Maturity: 2013			25,932
Subtotal unlisted government securities		60,877	25,932	50,330		50,330

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009		12/31/2008	03/31/2009
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina Internal bills in pesos – Maturity: 09-23-09		1,280,893	401,535
Subtotal Central Bank of Argentina Bills – Under repo transactions		1,280,893	401,535

Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 06-03-09		9,772		9,772		9,772
Subtotal Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio		9,772		9,772		9,772

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 04-08-09	363,300	363,300		343,370		343,370
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 07-01-09	235,739	235,739		235,739		235,739
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10	50,802	50,802	53,423	53,972		53,972
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10	33,748	33,748	34,011	33,748		33,748
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10	7,800	7,800	7,823	7,800		7,800
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10	3,454	3,454	3,442	3,454		3,454
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-25-09			308,070
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09			39,327
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-11-09			24,894

Subtotal Central Bank of Argentina notes - Listed - Own portfolio		694,843	470,990	678,083		678,083

Subtotal Instruments issued by the Central Bank of Argentina		1,985,508	872,525	687,855		687,855

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009		12/31/2008	03/31/2009
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		1,985,508	872,525	687,855		687,855

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-06-09		140,445	155,180
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09			120,578
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-11-09			100,220
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate + 2,5) – Maturity: 02-11-09			72,905
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-25-09			39,884
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-25-09			25,672

Subtotal Central Bank of Argentina Notes – Under repo transactions		140,445	514,439

Central Bank of Argentina Notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 09-30-09		650,420		650,420		650,420
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 08-05-09		573,415		573,415		573,415
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 05-27-09		305,787	311,579	305,787		305,787
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 01-20-10		204,644	214,860	204,644		204,644
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 05-06-09		118,303	157,782	153,507		153,507
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 07-22-09		114,795		114,795		114,795
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 07-15-09		111,244	106,215	111,244		111,244
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 06-24-09		80,023	81,002	80,023		80,023
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 07-29-09		50,972	52,563	50,972		50,972
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 05-13-09		50,810	52,332	50,810		50,810
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-25-09			378,401
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 01-07-09			224,980
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 02-11-09			155,073
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-04-09			102,244

Subtotal Central Bank of Argentina notes - Unlisted - Own portfolio		2,260,413	1,837,031	2,295,617		2,295,617

Total Instruments issued by the Central Bank of Argentina		4,386,366	3,223,995	2,983,472		2,983,472

Total Government securities		5,104,882	3,599,756	3,463,015	100,953	3,563,968

Total government and private Securities (3)		5,104,882	3,599,756	3,463,015	100,953	3,563,968

(1) The position without options as of  March 31, 2009, results from the following disclosure:
Holdings as of March 31, 2009	5,104,882
Plus: Spot and forward purchases pending settlement	53,800
Less: Deposits of government securities	40,906
Less: Spot and forward sales pending settlement	1,654,761
3,463,015

(2)  Related to holdings in special investment accounts, except  Bonar XIV (see notes 3.3.b.1) i. y ii.).

(3)  As of March 31, 2009, and December 31, 2008 the Bank booked allowances for impairment in value amounting to 27 (see Exhibit J).

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009	12/31/2008

COMMERCIAL

In normal situation	4,503,244	4,864,650
With Senior “A” guarantees and counter-guarantees	77,665	101,576
With Senior “B” guarantees and counter-guarantees	593,260	493,591
Without Senior guarantees or counter-guarantees	3,832,319	4,269,483

Subject to special monitoring	13,460	7,357
In observation
With Senior “B” guarantees and counter-guarantees	3,240	1,956
Without Senior guarantees or counter-guarantees	10,220	5,401

Troubled	13,048	12,440
With Senior “B” guarantees and counter-guarantees	9,235	9,020
Without Senior guarantees or counter-guarantees	3,813	3,420

With high risk of insolvency	66,814	63,686
Con garantías y contragarantías preferidas "A"	561
With Senior “B” guarantees and counter-guarantees	4,378	4,874
Without Senior guarantees or counter-guarantees	61,875	58,812

Irrecoverable	10,807	11,270
With Senior “B” guarantees and counter-guarantees	3,927	4,715
Without Senior guarantees or counter-guarantees	6,880	6,555

Subtotal Commercial	4,607,373	4,959,403

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009	12/31/2008

CONSUMER

Performing	4,144,379	4,221,888
With Senior “A” guarantees and counter-guarantees	15,234	16,958
With Senior “B” guarantees and counter-guarantees	514,659	547,993
Without Senior guarantees or counter-guarantees	3,614,486	3,656,937

Low risk	112,928	82,760
With Senior “A” guarantees and counter-guarantees	19	93
With Senior “B” guarantees and counter-guarantees	16,670	8,963
Without Senior guarantees or counter-guarantees	96,239	73,704

Medium risk	71,488	61,876
With Senior “A” guarantees and counter-guarantees	62	37
With Senior “B” guarantees and counter-guarantees	8,109	4,531
Without Senior guarantees or counter-guarantees	63,317	57,308

High risk	85,760	76,395
With Senior “A” guarantees and counter-guarantees	37
With Senior “B” guarantees and counter-guarantees	4,681	3,921
Without Senior guarantees or counter-guarantees	81,042	72,474

Irrecoverable	28,526	24,112
With Senior “B” guarantees and counter-guarantees	4,720	4,258
Without Senior guarantees or counter-guarantees	23,806	19,854

Irrecoverable according to Central Bank's rules	554	963
With Senior “A” guarantees and counter-guarantees	1	1
With Senior “B” guarantees and counter-guarantees	11	134
Without Senior guarantees or counter-guarantees	542	828
Subtotal Consumer	4,443,635	4,467,994
Total	9,051,008	9,427,397

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009		12/31/2008
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,413,697	15.62	1,785,878	18.94
50 next largest customers	1,601,669	17.70	1,505,711	15.97
100 next largest customers	806,535	8.91	831,769	8.82
Other customers	5,229,107	57.77	5,304,039	56.27

Total	9,051,008	100.00	9,427,397	100.00

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity

Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	3	6,079	5,700		4,260	37,781	189,799	243,622

Financial sector		58,962	613	2,646	13,401	1,411	6,479	83,512

Non-financial private sector and foreign residents	241,344	2,194,165	1,097,257	992,204	954,955	1,227,280	2,016,669	8,723,874

Total	241,347	2,259,206	1,103,570	994,850	972,616	1,266,472	2,212,947	9,051,008

EXHIBIT E
DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

							Information on the issuer
	03/31/2009					12/31/2008	Data from latest financial statements

Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year
In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina
Nuevo Banco Bisel S.A.	Common	1	1	841,682,603	1,366,734	1,315,459	Financial institution	03/31/09	845,082	1,441,019	51,646
Nuevo Banco Bisel S.A. (1)	Preferred	1		66,604,774	68,764	68,600	Financial institution	03/31/09	66,605	1,441,019	51,646
Banco del Tucumán S.A.	Common	100	1	395,341	144,140	137,741	Financial institution	03/31/09	43,960	160,277	7,116
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	20,673	17,477	Brokerage house	03/31/09	12,886	20,339	2,898
Sud Inversiones & Análisis S.A.	Common	1	1	6,475,143	12,683	12,376	Services	03/31/09	6,567	11,892	128
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	1,502	1,180	Mutual funds management	03/31/09	1,713	7,882	1,631
Foreign
Macro Bank Limited	Common	1	1	9,816,899	98,612	99,973	Financial institution	03/31/09	9,817	98,612	(1,361)
Subtotal subsidiaries					1,713,108	1,652,806

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12/31/07	23,599	56,536	16,682
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12/31/08	7,200	8,147	(407)
Visa Argentina S.A.	Common	1	1	951,018	854	854	Business services	05/31/08	1	454,782	429,039
C.O.E.L.S.A.	Common	1	1	70,650	105	105	Financial Services	12/31/07	1,000	1,760	72
A.C.H. S.A.	Common	1	1	52,000	52	52	Electronic information services	12/31/07	650	1,824	109
Mercado Abierto Electrónico S.A.	Common	1,200	1	5	47	47	Electronic information services	12/31/08	242	12,041	1,229
Macroaval S.G.R.	Common	1	1	30,500	31	31	Reciprocal guarantee corporation	12/31/08	250	5,877	(372)
Argentina Clearing S.A.	Common	1,380	1	30	31	31	Services	07/31/08	5,658	9,618	2,209
Garantizar S.G.R.	Common	1	1	10,000	10	10	Reciprocal guarantee corporation	12/31/07	4,801	213,186	(919)
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	293	272	Financial institution	12/31/08	966,967	1,983,543	190,364
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	215	200	Financial institution	12/31/08	966,967	1,983,543	190,364
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	12	11	Financial institution	12/31/08	966,967	1,983,543	190,364
Subtotal non-subsidiaries					4,753	4,716

Total in financial institutions, supplementary and authorized activities					1,717,861	1,657,522

In other companies
- Non-subsidiaries
In Argentina
Proin S.A.	Common	1	1	244,457	293	293	Juice production	09/30/07	4,604	7,538	421
El Taura S.A.					185	185	Hotel construction and explotation	12/31/07	420	2,894	(297)
Tunas del Chaco S.A.					150	150	Agriculture	12/31/07	12	982	31
Emporio del Chaco S.A.					150	150	Agriculture	12/31/07	12	942	5
Prosopis S.A.					150	150	Agriculture	12/31/07	12	738	(20)
Other					335	329
Foreign
SWIFT S.A.	Common	1	1	3	18	17	Services	12/31/07	567,556	1,169,248	105,710
Total in other companies					1,281	1,274
Total (2)					1,719,142	1,658,796

(1) See Note 7.4.

(2) As of March 31, 2009, and December 31, 2008, the Bank carried 247 as allowance for impairment in value (see Exhibit J).

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value at			Depreciation for the period		Net book value at end
Item	beginning of fiscal year	Additions	Retirements	Years of useful life	Amount	of the period

Bank premises and equipment
Buildings	210,627	853		50	2,031	209,449
Furniture and facilities	23,516	1,452		10	1,052	23,916
Machinery and equipment	80,945	1,638		5	6,352	76,231
Vehicles	22,419	438	65	5	1,602	21,190

Total	337,507	4,381	65		11,037	330,786

Other assets
Works in progress	22,330	2,277				24,607
Works of art	1,189					1,189
Prepayments for the purchase of assets	365	970				1,335
Foreclosed assets	17,615	392	436	50	87	17,484
Leased buildings	3,648		1,001	50	9	2,638
Stationery and office supplies	3,028	3,545	2,347			4,226
Other assets	73,927	19,043	508	50	207	92,255

Total	122,102	26,227	4,292		303	143,734

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value at			Amortization for the period		Net book
Item	beginning of fiscal year	Additions	Retirements	useful life	Amount	value at end of the period

Goodwill (1)	63,477			10	2,108	61,369
Organization and development costs (2)	103,028	13,708	57	5	9,716	106,963

Total	166,505	13,708	57		11,824	168,332

(1)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucuman S.A. IS and Nuevo Banco Bisel S.A. IS acquisitions.

(2)
This includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009		12/31/2008
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	3,552,384	26.21	3,444,670	27.18
50 next largest customers	1,600,072	11.80	1,524,329	12.03
100 next largest customers	768,514	5.67	688,171	5.43
Other customers	7,635,123	56.32	7,016,301	55.36

Total	13,556,093	100.00	12,673,471	100.00

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	9,973,877	2,202,813	563,993	805,669	9,147	594	13,556,093

Other liabilities from financial intermediation

Central Bank of Argentina	1,109					534	1,643
Banks and International Institutions	11,090	5,971	2,560		185,675		205,296
Non-subordinated corporate bonds		9,575	5,652			680,269	695,496
Financing received from Argentine financial institutions	41,716	443	664	1,439	3,984	37,737	85,983
Other	459,688	282	431	917	1,730	74,222	537,270

	513,603	16,271	9,307	2,356	191,389	792,762	1,525,688

Subordinated corporate bonds		15,539	457	449	449	557,025	573,919

Total	10,487,480	2,234,623	573,757	808,474	200,985	1,350,381	15,655,700

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Write off	Reversals	period

ALLOWANCES
Government and private securities
For impairment in value	27				27
Loans
For uncollectibility risk and impairment in value	332,730	18,748	22,285		329,193
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	52,836	899	195		53,540
Assets subject to financial leases
For uncollectibility risk	4,392			510	3,882
Investments in other companies
For impairment in value	247				247
Other receivables
For uncollectibility risk	11,575	56	6	345	11,280

Total allowances	401,807	19,703	22,486	855	398,169

PROVISIONS
Contingent commitments	1,523	4		2	1,525
For negative goodwill	483				483
For other contingencies	50,654	4,169	1,892		52,931
Difference from court deposits dollarization	8,606	602			9,208

Total liabilities	61,266	4,775	1,892	2	64,147

(1)    See note 3.3.f). and 3.3.o).

EXHIBIT K

CAPITAL STRUCTURE
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock

		Votes per	Issued
Class	Number	share	Outstanding	In treasury (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236
Registered common stock B	672,743,303	1	583,170	89,573	672,743

Total	683,978,973		594,406	89,573	683,979

(1) See also note 9.

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009										12/31/2008
	Total Parent company and Argentine branches	Total per currency

			Pound	Swiss	Danish	Canadian		Swedish	Norwegian
Items		US dollar	sterling	franc	krone	dollar	Yen	krone	krone	Euro	Total

ASSETS
Cash	1,155,254	1,140,519	210	387	87	91	207	15	14	13,724	853,404
Government and private securities	124,720	124,720									121,359
Loans	1,813,282	1,811,202								2,080	1,721,835
Other receivables from financial intermediation	452,596	452,596									407,012
Assets subject to financial leases	69,181	69,181									66,097
Investments in other companies	99,150	99,150									100,473
Other receivables	54,145	54,145									48,686
Items pending allocation	572	572									571

Total	3,768,900	3,752,085	210	387	87	91	207	15	14	15,804	3,319,437

LIABILITIES
Deposits	2,191,127	2,191,127									1,753,692
Other liabilities from financial intermediation	809,376	803,605	5	70						5,696	836,719
Other liabilities	2,404	2,404									2,863
Subordinated corporate bonds	572,564	572,564									519,879
Items pending allocation											3

Total	3,575,471	3,569,700	5	70						5,696	3,113,156

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	693,444	677,732								15,712	506,422
Control	751,391	747,548	85	2						3,756	869,387
Derivatives	34,115	34,115									31,970
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	247,985	225,896								22,089	141,944

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2009		12/31/2008
Item	In normal situation	Total	Total
Loans
Overdrafts	3,056	3,056	1,433
Without Senior guarantees or counter-guarantees	3,056	3,056	1,433
Documents	777	777	634
Without Senior guarantees or counter-guarantees	777	777	634
Personal loans	419	419	425
Without Senior guarantees or counter-guarantees	419	419	425
Credit cards	3,662	3,662	7,732
Without Senior guarantees or counter-guarantees	3,662	3,662	7,732
Other	2,080	2,080	37,410
Without Senior guarantees or counter-guarantees	2,080	2,080	37,410

Total loans	9,994	9,994	47,634

Other receivables from financial intermediation	5,633	5,633	273

Assets subject to financial leases and other	477	477	510

Contingent Commitments	4,338	4,338	2,707

Investments in other companies	1,713,695	1,713,695	1,653,362

Total	1,734,137	1,734,137	1,704,486

Allowances / Provisions	286	286	235

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

					Originally		Weighted monthly
	Purpose of the				agreed	Residual	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	weighted monthly	weighted monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	43		100,953

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Futures	- own account	government securities	underlying asset	electronic market)	1	1		1,552,285

	Intermediation	Argentine	With delivery of	Over The Counter - Residents
Futures	- own account	government securities	underlying asset	in Argentina - Non-financial sector	1	1		90,737

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	6	5		81,837

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	5	4		2,530,735

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	8	5	8	362,143

	Intermediation		Maturity settlement	Over The Counter - Residents
Swaps	- own account	Other	of differences	in Argentina - Non-financial sector	132	114	3	34,115

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		03/31/2009	12/31/2008
ASSETS

A.	CASH
	Cash on hand	848,957	1,008,136
	Due from banks and correspondents
	Central Bank of Argentina	2,246,892	2,059,057
	Local Other	5,902	9,225
	Foreign	611,110	447,263
	Other	232	216
		3,713,093	3,523,897

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
	Holdings in investment accounts	711,599	448,305
	Holdings for trading or financial intermediation	394,711	344,467
	Unlisted government securities	171,163	69,958
	Instruments issued by the Central Bank of Argentina	5,158,853	3,838,911
	Investments in listed private securities	88,894	77,685
	less: Allowances (Note 7.)	(27)	(27)
		6,525,193	4,779,299

C.	LOANS (Notes 3. and 4.)
	To the non-financial government sector	291,244	744,507
	To the financial sector
	Interfinancing - (granted call)	40,618	42,030
	Other financing to Argentine financial institutions	32,569	37,836
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	323	557
	To the non-financial private sector and foreign residents
	Overdrafts	1,482,111	1,556,433
	Documents	1,285,756	1,348,585
	Mortgage loans	752,044	738,592
	Pledged loans	337,843	339,895
	Personal loans	3,806,693	3,806,442
	Credit cards	859,058	869,101
	Other (Note 11.1.)	2,222,605	2,071,927
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	216,036	195,026
	less: Unposted payments	(29)	(29)
	less: Unearned discount	(39,181)	(32,596)
	less: Allowances (Note 7.)	(437,028)	(438,348)
		10,850,662	11,279,958

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		03/31/2009	12/31/2008
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	398,364	412,305
	Amounts receivable from spot and forward sales pending settlement	1,383,689	494,737
	Securities and foreign currency receivable from spot and forward purchases pending settlement	24,875	54,282
	Unlisted corporate bonds (Notes 3. and 4.)	102,608	53,389
	Receivables from forward transactions without delivery of underlying asset	37	109
	Other receivables not covered by debtors classification standards (Note 11.2.)	504,915	597,319
	Other receivables covered by debtors classification standards (Notes 3. and 4.)	67,894	70,512
	less: Allowances (Note 7.)	(229,176)	(228,588)
		2,253,206	1,454,065

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases (Notes 3. and 4.)	332,180	360,781
	less: Allowances (Note 7.)	(4,896)	(5,391)
		327,284	355,390

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	520	483
	Other	10,283	10,286
	less: Allowances (Note 7.)	(247)	(247)
		10,556	10,522

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Notes 3. and 4.)	45,108	43,358
	Minimum presumed income tax - Tax Credit	25,884	25,767
	Other (Note 11.3.)	238,910	196,000
	Accrued interest and adjustments receivable on receivables from sale of assets (Notes 3. and 4.)	3,748	2,502
	Other accrued interest and adjustments receivable	86
	less: Allowances (Note 7.)	(13,901)	(15,838)
		299,835	251,789

H.	BANK PREMISES AND EQUIPMENT, NET	420,843	430,842

I.	OTHER ASSETS	161,540	137,357

J.	INTANGIBLE ASSETS
	Goodwill	61,369	63,477
	Organization and development costs	136,023	135,069
		197,392	198,546

K.	ITEMS PENDING ALLOCATION	2,237	3,332

TOTAL ASSETS		24,761,841	22,424,997

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		03/31/2009	12/31/2008
LIABILITIES

L.	DEPOSITS (Notes 5. and 6.)
	From the non-financial government sector	4,247,547	3,937,961
	From the financial sector	16,112	22,438
	From the non-financial private sector and foreign residents
	Checking accounts	2,548,969	2,581,060
	Savings accounts	2,642,445	2,716,913
	Time deposits	7,293,872	6,031,882
	Investment accounts	127,842	155,936
	Other (Note 11.4.)	342,933	321,020
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	66,626	61,147
		17,286,346	15,828,357

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Note 6.)
	Other	2,024	302,760
	Banks and International Institutions (Note 6.)	211,116	224,968
	Non-subordinated Corporate Bonds (Note 6.)	680,269	708,354
	Amounts payable for spot and forward purchases pending settlement	27,804	68,499
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,572,246	679,495
	Financing received from Argentine financial institutions (Note 6.)
	Interfinancing - (received call)	40,000	25,000
	Other financing received from Argentine financial Institutions	21,138	24,139
	Accrued interest payables	11	16
	Receivables from forward transactions without delivery of underlying asset	7,504	5,949
	Other (Notes 6. and 11.5.)	631,230	625,981
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Note 6.)	45,506	49,783
		3,238,848	2,714,944

N.	OTHER LIABILITIES
	Fees	8,750	676
	Other (Note 11.6.)	628,153	442,026
		636,903	442,702

O.	PROVISIONS (Note 7.)	87,233	83,004

P.	SUBORDINATED CORPORATE BONDS (Note 6.)	573,919	521,681

Q.	ITEMS PENDING ALLOCATION	2,268	2,105

	MINORITY INTERESTS IN SUBSIDIARIES	16,330	15,607

	TOTAL LIABILITIES	21,841,847	19,608,400

	SHAREHOLDERS' EQUITY	2,919,994	2,816,597

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		24,761,841	22,424,997

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2009	12/31/2008
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	13.134.715	13.368.350

Contingent	3.762.186	3.669.663
Guarantees received	3.434.428	3.295.985
Other not covered by debtors classification standards	324	346
Contingent debit-balance contra accounts	327.434	373.332
Control	4.926.362	5.435.013
Receivables classified as irrecoverable	793.856	774.299
Other (Note 11.7.)	3.937.534	4.401.411
Control debit-balance contra accounts	194.972	259.303
Derivatives	3.768.960	3.598.362
Notional value of put options taken		24.349
Notional value of forward transactions without delivery of underlying asset	2.620.110	2.219.777
Interest rate swap	42.067	39.422
Derivatives debit-balance contra accounts	1.106.783	1.314.814
Trust activity	677.207	665.312
Trust funds	677.207	665.312

CREDIT-BALANCE ACCOUNTS	13.134.715	13.368.350

Contingent	3.762.186	3.669.663
Guarantees provided to the Central Bank of Argentina		141.353
Other guarantees provided covered by debtors classification standards (Notes 3. and 4.)	92.326	84.136
Other guarantees provided not covered by debtors classification standards	56.688	57.758
Other covered by debtors classification standards (Notes 3. and 4.)	178.420	90.085
Contingent credit-balance contra accounts	3.434.752	3.296.331
Control	4.926.362	5.435.013
Checks to be credited	194.972	259.303
Control credit-balance contra accounts	4.731.390	5.175.710
Derivatives	3.768.960	3.598.362
Notional value of put options sold	101.148	99.826
Notional value of forward transactions without delivery of underlying asset	1.005.635	1.214.988
Derivatives credit-balance contra account	2.662.177	2.283.548
Trust activity	677.207	665.312
Trust activity credit-balance contra accounts	677.207	665.312

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		03/31/2009	03/31/2008 (1)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	90	2,483
	Interest on loans to the financial sector	3,288	2,587
	Interest on overdrafts	99,330	56,554
	Interest on documents	57,065	36,728
	Interest on mortgage loans	26,912	21,280
	Interest on pledged loans	16,411	15,180
	Interest on credit card loans	47,149	20,615
	Interest on other loans	300,075	220,345
	Interest on other receivables from financial intermediation	30	6,257
	Income from government and private securities, net (Note 11.8.)	184,230	139,570
	Income from guaranteed loans - Presidential Decree No. 1,387/01	3,160	9,071
	CER (Benchmark Stabilization Coefficient) adjustment	5,030	22,422
	CVS (Salary Variation Coefficient) adjustment	158	166
	Difference in quoted prices of gold and foreign currency	46,351	12,028
	Other (Note 11.9.)	135,959	38,410
		925,238	603,696

B.	FINANCIAL EXPENSE
	Interest on checking accounts	4,751	3,989
	Interest on savings accounts	4,048	3,422
	Interest on time deposits	334,296	165,736
	Interest on interfinancing received loans (received call)	467	951
	Interest on other financing from Financial Institutions	3	29
	Interest on other liabilities from financial intermediation	22,100	23,863
	Interest on subordinated bonds	13,148	11,839
	Other interest	1,097	2,280
	Net income from options		299
	CER adjustment	1,879	11,436
	Contribution to Deposit Guarantee Fund	7,083	5,986
	Other (Note 11.10.)	39,700	18,961
		428,572	248,791

	GROSS INTERMEDIATION MARGIN - GAIN	496,666	354,905

C.	PROVISION FOR LOAN LOSSES	25,746	28,705

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	13,538	14,271
	Related to deposits	168,934	126,625
	Other commissions	6,573	5,299
	Other (Note 11.11.)	63,006	50,625
		252,051	196,820

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		03/31/2009	03/31/2008 (1)

E.	SERVICE-CHARGE EXPENSE
	Commissions	14,273	15,211
	Other (Note 11.12.)	40,069	28,343
		54,342	43,554

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	232,028	213,941
	Directors' and statutory auditors' fees	12,568	3,849
	Other professional fees	16,501	10,241
	Advertising and publicity	6,887	10,188
	Taxes	17,765	2,708
	Depreciation of equipment	13,082	12,875
	Amortization of organization costs	7,803	5,974
	Other operating expenses (Note 11.13.)	48,008	39,058
	Other	4,504	2,985
		359,146	301,819

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	309,483	177,647

G.	OTHER INCOME
	Penalty interest	5,538	2,619
	Recovered loans and allowances reversed	9,951	29,768
	CER adjustments	15	29
	Other (Note 11.14.)	7,698	21,050
		23,202	53,466

H.	OTHER EXPENSE
	Income (loss) from long-term investments	149	338
	Penalty interest and charges payable to the Central Bank ok Argentina	12	9
	Charges for other receivables uncollectibility and other allowances	6,711	11,365
	Amortization of differences from deposits dollarization	6,441	8,978
	Depreciation and loss of other assets	538	375
	Goodwill amortization	2,108	2,115
	Other (Note 11.15.)	4,867	17,462
		20,826	40,642

	MINORITY INTEREST IN SUBSIDIARIES	(722)	(570)

	NET INCOME BEFORE INCOME TAX - GAIN	311,137	189,901

I.	INCOME TAX (Note 10.)	155,181	38,336

	NET INCOME FOR THE PERIOD - GAIN	155,956	151,565

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2009	03/31/2008 (1)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of fiscal year	3,523,897	3,117,426
Cash at end of the period	3,713,093	2,462,111

Net increase / (decrease) in cash	189,196	(655,315)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	(567,763)	(844,848)
Loans
to the financial sector	10,362	(21,760)
to the non-financial government sector	(37,865)	7,236
to the non-financial private sector and foreign residents	504,824	387,187
Other receivables from financial intermediation	(824,142)	(778,597)
Assets subject to financial leases	44,790	1,665
Deposits
From the financial sector	(6,327)	(3,598)
From the non-financial government sector	179,081	343,259
From the non-financial private sector and foreign residents	947,451	450,296
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(10,669)	3,327
Others (except liabilities included under financing activities)	310,252	3,223
Collections related to service-charge income	250,970	196,944
Payments related to service-charge expenses	(53,174)	(44,004)
Administrative expenses paid	(317,508)	(239,043)
Payment of organization and development costs	(8,813)	(7,934)
Net collections from penalty interest	5,532	2,619
Differences from payments related to court orders	(6,382)	(3,625)
Collections of dividends from other companies	6	133
Other collections related to other income and losses	3,253	14,094
Net payments from other operating activities	(29,032)	(987)
Payment of income tax / minimum presumed income tax	(15,228)	(12,053)

Net cash flows generated in/(used in) operating activities	379,618	(546,466)

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2009	03/31/2008 (1)
Investing activities
Net payments for bank premises and equipment	(5,211)	(14,997)
Net (payments)/ collections for other assets	(21,782)	5,392
Payments from purchases of investments in other companies	(6)
Other payments for investing activities	(7,634)	(1,436)
Net cash flows used in investing activities	(34,633)	(11,041)

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds	(17,389)	(50,292)
Central Bank of Argentina:
Other	(77,675)	(1,604)
Banks and International Institutions	(18,045)	6,904
Subordinated corporate bonds	(481)	(432)
Financing received from Argentine financial institutions	(2,993)	(46,962)
Other payments from financing activities
Own shares reacquired	(52,559)	(9,968)
Other payments		(293)
Net cash flows used in financing activities	(169,142)	(102,647)

Financial income and holding gains on cash and cash equivalents	13,353	4,839

Net increase / (decrease) in cash	189,196	(655,315)

(1) See Note 3.1. to the stand-alone financial statements.

Notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2009	12/31/2008

COMMERCIAL

In normal situation	5,647,732	5,989,222
With Senior “A” guarantees and counter-guarantees	107,897	149,011
With Senior “B” guarantees and counter-guarantees	722,979	620,553
Without Senior guarantees or counter-guarantees	4,816,856	5,219,658

Subject to special monitoring	23,413	11,637
In observation
With Senior “B” guarantees and counter-guarantees	10,475	4,555
Without Senior guarantees or counter-guarantees	12,938	7,082

Troubled	19,626	13,022
With Senior “B” guarantees and counter-guarantees	14,157	9,452
Without Senior guarantees or counter-guarantees	5,469	3,570

With high risk of insolvency	73,719	70,955
With Senior “A” guarantees and counter-guarantees	561
With Senior “B” guarantees and counter-guarantees	6,119	5,844
Without Senior guarantees or counter-guarantees	67,039	65,111

Irrecoverable	22,235	23,027
With Senior “B” guarantees and counter-guarantees	4,820	5,608
Without Senior guarantees or counter-guarantees	17,415	17,419

Subtotal Commercial	5,786,725	6,107,863

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2009	12/31/2008

CONSUMER

Performing	5.913.386	5.983.813
With Senior “A” guarantees and counter-guarantees	18.346	21.426
With Senior “B” guarantees and counter-guarantees	763.792	811.788
Without Senior guarantees or counter-guarantees	5.131.248	5.150.599

Low risk	154.501	112.347
With Senior “A” guarantees and counter-guarantees	19	93
With Senior “B” guarantees and counter-guarantees	20.569	11.151
Without Senior guarantees or counter-guarantees	133.913	101.103

Medium risk	96.963	83.053
With Senior “A” guarantees and counter-guarantees	62	37
With Senior “B” guarantees and counter-guarantees	10.503	6.338
Without Senior guarantees or counter-guarantees	86.398	76.678

High risk	122.045	105.485
With Senior “A” guarantees and counter-guarantees	37
With Senior “B” guarantees and counter-guarantees	9.622	7.633
Without Senior guarantees or counter-guarantees	112.386	97.852

Irrecoverable	35.387	29.073
With Senior “B” guarantees and counter-guarantees	6.499	5.486
Without Senior guarantees or counter-guarantees	28.888	23.587

Irrecoverable according to Central Bank's rules	967	1.435
With Senior “A” guarantees and counter-guarantees	1	1
With Senior “B” guarantees and counter-guarantees	186	309
Without Senior guarantees or counter-guarantees	780	1.125

Subtotal Consumer	6.323.249	6.315.206

Total	12.109.974	12.423.069
The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided in BCRA standards - Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of March 31, 2009, and December 31, 2008, and (ii) the statements of income and cash flows for the three—month periods ended March 31, 2009, and 2008, with the financial statements of the subsidiaries listed in point 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements. In addition, the Bank made certain reclassifications of the financial statements as of March 31, 2008, for the sole purpose of comparing them with these financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of March 31, 2009):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Nuevo Banco Bisel S.A.	Common Preferred	841,682,603 66,604,774	99.627%	99.598%	99.997%	99.997%

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (b)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Sud Inversiones & Análisis S.A. (b)	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.F.C.I. S.A. (b)	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 685).

(b)	Until March 31, 2008, Macro Fondos SGFCI S.A. was consolidated into Sud Inversiones & Análisis S.A. As from such date it is consolidated into Macro Securities S.A. Sociedad de Bolsa.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

In addition, the Bank consolidated its balance sheets and statements of income and cash flows as of March 31, 2008, with Red Innova Administradora de Fondos de Inversión S.A.

As of December 31, 2008, Red Innova Administradora de Fondos de Inversión settled the full amount of its liabilities and subsequently, in accordance with the decision approved by the shareholders’ meeting held December 19, 2008, it distributed all of its assets proportionately among its shareholders.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of the foreign subsidiaries were adapted to BCRA rules. Also, as they are originally stated in US dollars and Uruguayan pesos, respectively, they were translated into pesos following the procedures indicated below:

(a)
Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by the BCRA trading room and effective for the foreign currency at the closing of transactions on the last business day of the three-month period ended the March 31, 2009, and the year ended December 31, 2008.

(b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)
The amounts of the accounts in the statement of income for the three-month periods ended March 31, 2009, and 2008, were converted into pesos, as of such dates according to the method described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each year (difference between retained earnings at beginning of period and retained earnings at year-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of March 31, 2009, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	167,979	623,790

Liabilities	141,424	525,178

Shareholders’ equity	26,555	98,612

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of March 31, 2009:

	Banco Macro S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Other subsidiaries	Eliminations	Banco Macro S.A. consolidated
				(1)	(2)
Assets	20,794,229	3,923,383	1,456,156	623,790	79,695	2,115,412	24,761,841

Liabilities	17,874,235	2,482,364	1,295,879	525,178	45,983	381,792	21,841,847

Shareholders’ equity	2,919,994	1,441,019	160,277	98,612	33,712	1,733,620	2,919,994

Income (loss)	155,956	51,646	7,116	(1,361)	3,535	60,936	155,956

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(1)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Sud Inversiones & Análisis S.A.

2.	RESTRICTED ASSETS

In addition to the assets broken down in note 7 to the stand-alone financial statements, certain assets are restricted as follows:

2.1.	Banco del Tucumán S.A.:

Other receivables from financial intermediation

As of March 31, 2009, and December 31, 2008, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones for an amount of 24,310 and 24,235, respectively.

2.2.	Nuevo Banco Bisel S.A.:

a)	Government securities and loans

a.1)
As of December 31, 2008, Nuevo Banco Bisel S.A. continues to keep as security Book-entry mortgage bills and Guaranteed loans for 151,232, assigned to BCRA of Argentina to secure the loans for the acquisition of the Argentine Government Bonds (section 14, Presidential Decree No. 905/2002 “Canje I”), which amounted to 141,354. As mentioned in note 19 to the stand-alone financial statements, during February 2009, Nuevo Banco Bisel S.A. decided to prepay the amount owed under such loan, by delivering the guaranteed loans.

a.2)
As of March 31, 2009, and December 31, 2008, Central Bank listed notes (NOBAC) for a book value of 10,193 and 12,498, were delivered to BCRA to guarantee the credit transaction granted according to the IADB line for the global credit program for micro-, small- and medium-sized enterprise in the amount of 7,313 and 7,882 respectively.

a.3)
As of March 31, 2009, and December 31, 2008, Central Bank listed notes (NOBAC) were recorded in accounts for 91,327 and 92,243 (face value of 89,463 and 87,230), used to perform forward foreign currency trading transactions through Rosario Futures Exchange (Rofex) and Mercado Abierto Electrónico S.A. (MAE).

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

b)	Other receivables from financial intermediation

As of March 31, 2009, and December 31, 2008, it continued to keep as security 43,446 and 43,435, related to the amounts of the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones.

c)	Other receivables

As of March 31, 2009, and December 31, 2008, this includes guarantee funds of credit card managers in the amount of 4,603 and 4,170, respectively.

2.3.	Macro Securities S.A. Sociedad de Bolsa:

a)	Government securities

As of December 31, 2008, the investment in Mercado de Valores de Buenos Aires S.A. includes an amount of 2,087 resulting from a stock exchange-regulated repurchase agreement executed on December 26, 2008, expiring on January 2, 2009, whereby Argentine government bonds in US dollars maturing in 2012 were paid, for a residual value of 1,250, which as of December 31, 2008, were secured on such market.

b)	Interests in other companies

As of March 31, 2009, and December 31, 2008, investments in Tunas del Chaco S.A., Emporio del Chaco S.A. and Proposis S.A. in the amount of 2,226, and 2,235, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

2.4.	Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.

Other receivables from financial intermediation

As of March 31, 2009, and December 31, 2008, it has equity interests in the Risk Fund of Puente Hnos. S.G.R. for 4,194 and 3,986, respectively, resulting from a 4,000 contribution made by Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. on October 19, 2007.  Such contribution may be fully or partially reimbursed after two years as from the contribution date.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

3.	FINANCING FACILITIES CONCENTRATION

The following is the Bank’s consolidated financing facilities concentration with its subsidiaries as of March 31, 2009, and December 31, 2008:

	03/31/2009		12/31/2008
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,807,059	14.92	2,257,747	18.17

50 next largest customers	1,691,284	13.97	1,587,015	12.77

100 next largest customers	933,386	7.71	895,668	7.21

Other customers	7,678,245	63.40	7,682,639	61.85

Total	12,109,974	100.00	12,423,069	100.00

4.	FINANCING BREAKDOWN BY TERM

The following is the breakdown by term of the Bank's financing consolidated with its subsidiaries as of March 31, 2009:

	Maturity
Item	Up to 12 months	Over 12 months	Total

Non-financial government sector	21,377	306,108	327,485

Financial sector	75,634	8,009	83,643

Non-financial private sector and foreign residents	7,377,524	4,321,322	11,698,846

Total	7,474,535	4,635,439	12,109,974

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

5.	DEPOSIT CONCENTRATION

The following is the Bank’s consolidated deposit concentration with its subsidiaries as of March 31, 2009, and December 31, 2008:

	03/31/2009		12/31/2008
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	3,755,292	21.73	3,511,064	22.18

50 next largest customers	2,047,199	11.84	1,763,591	11.14

100 next largest customers	1,048,212	6.06	877,262	5.54

Other customers	10,435,643	60.37	9,676,440	61.14

Total	17,286,346	100.00	15,828,357	100.00

6.	BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND SUBORDINATED CORPORATE BONDS BY TERM

The following is the due date breakdown by term of the Bank’s deposits, other liabilities from financial intermediation and subordinated corporate bonds consolidated with its subsidiaries by term as of March 31, 2009:

	Maturity
Item	Up to 12 months	Over 12 months	Total

Deposits	17,276,504	9,842	17,286,346

Other liabilities from financial intermediation

Central Bank of Argentina	1,490	534	2,024

Banks and International Institutions	29,021	185,675	214,696

Non-subordinated corporate bonds	15,227	680,269	695,496

Financing received from Argentine financial institutions	44,262	41,721	85,983

Other	551,498	81,597	633,095

	641,498	989,796	1,631,294

Subordinated corporate bonds	16,445	557,474	573,919

Total	17,934,447	1,557,112	19,491,559

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

7.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of March 31, 2009:

	Balances at
	beginning of		Decreases		Balances at
Item	year	Increases	Write off	Reversals	period-end

Allowances

For government and private securities	27				27

For loans	438,348	28,859	28,565	1,614	437,028

For other receivables from financial intermediation	228,588	1,047	456	3	229,176

For assets subject to financial lease	5,391	41		536	4,896

For investments in other companies	247				247

For other receivables	15,838	235	1,817	355	13,901

Total	688,439	30,182	30,838	2,508	685,275

Provisions

For contingent commitments	1,523	4		2	1,525

For negative goodwill	483				483

For other contingencies	62,765	5,214	2,302		65,677

Difference from court deposits dollarization	18,233	1,315			19,548

Total	83,004	6,533	2,302	2	87,233

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

8.	FOREIGN CURRENCY BALANCES

The following are the Bank's amounts in foreign currency consolidated with its subsidiaries as of March 31, 2009, and December 31, 2008:

	03/31/2009						12/31/2008
		Total per currency
Items	Total	US dollar	Pound sterling	Swiss franc	Euro	Other	Total

Assets

Cash	1,845,978	1,826,527	297	387	18,351	416	1,289,351

Government and private securities	581,444	581,444					510,061

Loans	2,322,535	2,320,455			2,080		2,128,481

Other receivables from financial intermediation	408,206	408,206					413,169

Assets under financial lease	77,208	77,208					69,188

Interests in other companies	538	538					500

Other receivables	79,490	79,490					57,613

Items pending allocation	730	730					803

Total	5,316,129	5,294,598	297	387	20,431	416	4,469,166

Liabilities

Deposits	3,332,891	3,332,645	16		230		2,521,198

Other liabilities from financial intermediation	851,655	845,669	5	70	5,911		901,277

Other liabilities	20,393	20,393					8,360

Subordinated corporate bonds	572,564	572,564					519,879

Items pending allocation							3

Total	4,777,503	4,771,271	21	70	6,141		3,950,717

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

	03/31/2009							12/31/2008
		Total per currency
Items	Total	US dollar	Pound sterling	Swiss franc	Yen	Euro	Other	Total

Memorandum accounts

Debit-balance accounts
(except contra debit-balance accounts)

Contingent	792,023	776,311			15,712			579,621

Control	1,276,260	1,272,368	85	2	3,805			1,147,727

Derivatives	42,067	42,067						39,422

Credit-balance accounts
(except contra credit-balance accounts)

Contingent	251,371	229,282			22,089			148,526

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in gross absolute values of transactions effective as of March 31, 2009, and December 31, 2008, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	03/31/2009	12/31/2008

Futures / Foreign currency	3,263,602	3,184,624

Futures / Government securities	1,514,991	629,543

Forwards / Foreign currency	362,143	250,141

Options / BODEN coupons	101,148	99,826

Swap / Other	42,067	39,422

Options / Private securities		24,349

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

In addition, positions of transactions effective as of March 31, 2009, and December 31, 2008, are as follows:

Transaction	03/31/2009	12/31/2008

Net liability position of repurchase agreements	(1,514,991)	(629,543)

Net asset position of forward foreign-currency transactions without delivery of underlying asset	1,614,475	1,004,789

Position of put options sold on BODEN 2012 and 2013 coupons	101,148	99,826

Interest rate swap	42,067	39,422

Position of put options purchased of private securities		24,349

10.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Apart from what was mentioned in note 4 to the Bank’s stand-alone financial statements, the following shows the situation of the main subsidiaries.

As of March 31, 2009, and 2008, Banco del Tucumán S.A. estimated income tax in the amount of 8,300 and 4,500, respectively; hence, no minimum presumed income tax should be assessed.  In addition, as of March 31, 2009, it capitalized income tax prepayments in the amount of 9,409 for fiscal 2008.

Also, as of March 31, 2009, Nuevo Banco Bisel S.A. estimated income tax in the amount of 66,500, and that no minimum presumed income tax should be assessed, while, as of March 31, 2008, it did not accrue income tax because as of such date it carried NOLs.

11.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income consolidated with subsidiaries is as follows:

		03/31/2009	12/31/2008
11.1)	Loans - Other

	Other loans	1,240,722	1,224,555
	Export financing and prefinancing	981,711	844,629
	Government securities		2,583
	Documentary credits	172	160
		2,222,605	2,071,927

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

		03/31/2009	12/31/2008
11.2)	Other receivables from financial intermediation – Other receivables not covered by debtor classification standards

	Certificates of participation in financial trusts	333,222	337,809
	Debt securities in financial trusts	162,733	227,147
	Other	8,960	32,363
		504,915	597,319

11.3)	Other receivables - Other

Sundry receivables	108,720	89,848
Tax prepayments	74,807	57,140
Security deposits	32,469	28,797
Advance payments	14,474	14,436
Other	8,440	5,779
	238,910	196,000

11.4)	Deposits - Other

Balances of accounts without movements	224,674	203,607
Unemployment fund for workers of the construction industry	63,106	60,163
Attachments	17,986	15,885
Special deposits related to inflows of foreign funds	4,365	4,029
Security deposits	3,459	3,741
Orders payable	301	478
Other	29,042	33,117
	342,933	321,020

11.5)	Other liabilities from financial intermediation - Other

Other payment orders pending settlement	173,126	143,340
Amounts payable as financing	86,818	76,230
Other withholdings and additional withholdings	81,840	83,064
SEDESA – Purchase of preferred shares of Nuevo Banco Bisel S.A. (see note 7.4. to the stand-alone financial statements)	71,653	71,653
Collections and other transactions on account and behalf of others	68,151	61,583
Retirement pension payment orders pending settlement	65,923	29,426
Miscellaneous subject to minimum cash requirements	26,814	11,033
Miscellaneous not subject to minimum cash requirements	26,259	124,832
Miscellaneous	30,646	24,820
	631,230	625,981

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

		03/31/2009	12/31/2008
11.6)	Other liabilities – Other

	Taxes payable	468,327	319,533
	Miscellaneous payables	78,642	68,116
	Salaries and payroll taxes payable	57,887	30,750
	Withholdings on salaries	8,860	12,280
	Prepayment for the sale of assets	12,376	9,272
	Other	2,061	2,075
		628,153	442,026

11.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	2,849,596	3,198,991
Managed portfolios	418,557	420,424
Checks not yet collected	393,414	479,286
Checks and securities to be debited	184,314	202,336
Checks and securities to be collected	91,653	100,374
	3,937,534	4,401,411

		03/31/2009	03/31/2008
11.8)	Financial income – Net income from government and private securities

	Income from government securities	133,180	126,350
	Income from participation in financial trusts	11,897	8,005
	Other	39,153	5,215
		184,230	139,570

11.9)	Financial income – Other

Premiums on reverse repurchase agreements with the financial sector	27,033	5,520
Interest on loans for export prefinancing and financing	17,831	13,654
Income from assets subject to financial lease	15,228	16,998
Other	75,867	2,238
	135,959	38,410

11.10)	Financial expense – Other

Turnover tax	35,695	17,911
Valuation allowance of loans to the government sector – Communiqué “A” 3,911	3,996	2
Premiums on repurchase agreements with the financial sector		556
Other	9	492
	39,700	18,961

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

		03/31/2009	03/31/2008
11.11)	Service-charge income - Other

	Debit and credit card income	39,377	33,393
	Rental of safe deposit boxes	4,585	3,775
	Service commissions-UTE (see note 2.5. to the stand-alone financial statements)	3,471	2,822
	Other	15,573	10,635
		63,006	50,625

11.12)	Service-charge expense - Other

Debit and credit card expense	13,570	13,504
Turnover tax	11,502	6,976
Commissions on loan placements	1,859	2,708
Other	13,138	5,155
	40,069	28,343

11.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	13,555	10,082
Security services	11,124	9,652
Electric power and communications	10,948	8,764
Leases	8,182	4,932
Stationery and office supplies	2,527	4,149
Insurance	1,672	1,479
	48,008	39,058
11.14)	Other income – Other

Other adjustments and interest on other receivables	2,794	668
Gain on transactions or sale of bank premises and equipment, and other assets	1,395	4,177
Credit cards	515	290
Leases	162	108
Certifications	5	370
Other	2,827	15,437
	7,698	21,050

11.15)	Other expense – Other

Donations	952	876
Turnover tax	571	1,011
Non-computable VAT credit	304	4,365
Tax on bank account transactions	18	7,798
Other	3,022	3,412
	4,867	17,462

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

12.	PORTFOLIO MANAGEMENT

In addition to the disclosures in note 12 to the Bank’s stand alone financial statements, as of March 31, 2009, and December 31, 2008, Banco del Tucumán S.A. manages:

12.1.	The trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 10,218 and 9,627, respectively.

12.2.	The trust agreement Fideicomiso Financiero BATUC I for a total of 18,359 and 18,455, respectively.

13.	TRUST AGREEMENTS

In addition to the statements mentioned in note 15 to the Bank’s stand-alone financial statements, the subsidiaries are related to different types of trusts.  The different types of trust agreements, according to the Bank’s business purpose, are disclosed below.

13.1.	Financial trusts for investment purposes:

In addition to the disclosures made in note 15 to the Bank’s stand-alone financial statements, the subsidiaries had the following certificates of participation (net of provisions for 174,930 and 175,120) recorded in their financial statements as of March 31, 2009, and December 31, 2008, respectively:

Financial trust	03/31/2009	12/31/2008

Certificates of participation:

TST & AF (a)	42,325	33,148

Other	7,305	7,981
Total certificates of participation	49,630	41,129

(a)	Fideicomiso TST & AF

On November 29, 2005, an agreement was executed to replace the trustee of Fideicomiso Financiero TST & AF between Austral Financial LLC (formerly known as Tishman Speyer – Citigroup Alternative Investments and Austral Financial LLC), in its capacity as trustor, First Trust of New York, National Association, permanent representation office in Argentina, in its capacity as trustee, Sud Inversiones y Análisis S.A., in its capacity as substitute trustee, and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust CL (subsidiary of Banco Macro S.A.), in their capacity as beneficiaries, whereby the beneficiaries ratify the acceptance of the trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as substitute trustee of the trust.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation.

As of the date of issuance these financial statements, Banco Macro S.A. is beneficiary of 33% of certificates of participation, issued by Fideicomiso TST & AF.

As per the latest accounting information available to date, corpus assets amounted to about 199,549.

This trust will terminate 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

In addition, within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, Fideicomiso Bisel was created with assets transferred by former Banco Bisel S.A., being Banco de la Nación Argentina appointed as trustee (replaced by Sud Inversiones y Análisis S.A. since May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2009, and December 31, 2008, Banco Macro S.A., through its subsidiary Nuevo Banco Bisel S.A., owns 100% of the certificates issued by the trust.

As of March 31, 2009, and December 31, 2008, the amounts receivable recorded were fully provisioned, since they were deemed unrecoverable.

13.2.	Trusts created using financial assets transferred by the Bank

Banco del Tucuman S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

As of March 31, 2009, and December 31, 2008, the trusts’ assets managed amount to 190.

13.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration)

In these trusts, the Bank only performs administration tasks in relation to the corpus assets, in conformity with the agreements.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements.

The Bank’s subsidiaries entered into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, and pay invoices and fees established in the respective agreements.

(b)	To promote the productive development of micro-, small- and medium-sized companies.

As of March 31, 2009, and December 31, 2008, the trusts’ assets managed amount to 204,673 and 205,436, respectively.

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2009		12/31/2008
Name	Market value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in pesos at BADLAR Private + 2,75 (Bonar XIV) – Maturity: 2014	111,076	238,519
Federal government bonds in US dollars at LIBOR - Maturity: 2012	181,601	198,818	235,546
Argentine Government bonds in US dollars at 7% - Maturity: 2015	106,316	106,389	49,590
Consolidation bonds of social security payables in pesos – Third series at 2%	62,540	63,635	76,400
Secured bonds under Presidential Decree No. 1,579/02	13,878	27,926	23,769
Argentine Government bonds in US dollars at 7% - Maturity: 2017	19,008	23,092	23,252
Discount bonds denominated in pesos - Maturity: 2033	9,120	22,202	22,201
Consolidation bonds of social security payables in pesos – Fourth Series	15,056	21,045	7,447
Consolidation bonds in pesos – Sixth series	1,495	4,122	4,122
Federal government bonds in pesos – Maturity: 2014	1,711	3,521	3,582
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	1,054	1,402	1,450
Federal government bonds in US dollars at LIBOR - Maturity: 2013	537	560	564
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	309	368	382
Subtotal holdings in investment accounts		711,599	448,305

Holdings for trading or financial intermediation
- Local
Discount bonds denominated in pesos - Maturity: 2033	213,287	213,287	209,277
Federal government bonds in US dollars at LIBOR - Maturity: 2012	54,276	54,276	96,415
Argentine Government bonds in US dollars at 7% - Maturity: 2015	31,760	31,760	9,627
Discount bonds denominated in US dollars - Maturity: 2033 (governed by New York State legislation)	9,292	9,292	9,975
Federal government bonds in pesos – Maturity: 2014	2,954	2,954
Argentine Government bonds in US dollars at 7% - Maturity: 2011	2,941	2,941	1,565
Consolidation bonds of social security payables in pesos – Fourth Series	1,435	1,435	1,324
Consolidation bonds in pesos – Fourth series	1,430	1,430	1,523
Secured bonds under Presidential Decree No. 1,579/02	778	778	652
Consolidation bonds of social security payables in pesos – Third series at 2%	409	409	2,280
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	245	245	255
Federal government bonds in US dollars at LIBOR - Maturity: 2013	42	42	2,304
Consolidation bonds in pesos – Second series			6,944
Argentine Government bonds in US dollars at 7% - Maturity: 2017			1,633
Other	856	856	693
Subtotal local holdings for trading or financial intermediation		319,705	344,467

- Foreign
Treasury Bill - Maturity: 04-30-09	74,260	74,260
Treasury Bill - Maturity: 06-04-09	746	746
Subtotal foreign holdings for trading or financial intermediation		75,006

Subtotal holdings for trading or financial intermediation		394,711	344,467

Unlisted government securities
- Local
Federal government bonds in pesos – Maturity: 2014		57,225
Argentine Government bonds in Argentine pesos at private Badlar + 3,50 (Bonar XIII) - Maturity: 2013		50,829	51,864
Federal government bonds in pesos at BADLAR Private + 2,75 (Bonar XIV) – Maturity: 2014		38,598
Federal government bonds in pesos at variable rate - Maturity: 2013		10,686	10,385
Consolidation bonds in pesos – Second series		7,026
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015		4,575	5,419
Province of Tucumán bonds - First series in pesos - Maturity: 2018		2,224	2,290
Subtotal unlisted government securities		171,163	69,958

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2009		12/31/2008
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina Internal bills in pesos – Maturity: 09-23-09		1,328,512	425,963
Subtotal Central Bank of Argentina Bills – Under repo transactions		1,328,512	425,963

Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 06-03-09		9,772
Subtotal Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio		9,772

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 04-08-09	467,100	467,100
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-01-09	235,739	235,739
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10	50,802	50,802	53,423
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10	34,556	34,556	34,540
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10	7,800	7,800	7,823
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10	3,454	3,454	3,442
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-25-09			333,742
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-11-09			166,538
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09			162,736
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-11-09			10,252
Subtotal Central Bank of Argentina notes - Listed - Own portfolio		799,451	772,496

Subotal instruments issued by the Central Bank of Argentina		2,137,735	1,198,459

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2009		12/31/2008
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		2,137,735	1,198,459

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 09-30-09		812,974
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 08-05-09		573,415
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-06-09		306,134	312,962
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-27-09		305,787	311,579
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-22-09		218,308
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-15-09		214,107	212,251
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-20-10		204,644	214,860
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-29-09		152,901	157,657
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-13-09		152,825	156,981
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 06-24-09		80,023	81,002
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-25-09			425,842
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-07-09			257,567
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-11-09			155,073
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-11-09			151,060
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-04-09			102,244
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-18-09			101,374
Subtotal Central Bank of Argentina internal notes - Unlisted - Own portfolio		3,021,118	2,640,452
Total Instruments issued by the Central Bank of Argentina		5,158,853	3,838,911
Total Government securities		6,436,326	4,701,641

INVESTMENTS IN LISTED PRIVATE SECURITIES
Corporate Bonds- Telefónica	32,378	32,378	25,702
Corporate Bonds - Panamerican Energy	32,129	32,129	29,279
Mutual Fund - Pionero FF	7,433	7,433	3,127
Mutual Funds - Pionero Pesos	6,578	6,578	2,460
Geometric fund	6,300	6,300	5,954
Mutual Funds - Pionero Renta Ahorro	2,517	2,517
Credit Suisse M.M. Fund	756	756	702
Mutual Funds - Pionero Renta Dólares	601	601	554
Mutual Funds - Pionero Latam	202	202	880
Corporate Bonds - YPF			6,487
Corporate Bonds - Pesaar			2,161
Shares - Solvay Indupa			378
Others			1
Total Investments in listed private securities		88,894	77,685
Total government and private securities (1)		6,525,220	4,779,326

(1)  As of March 31, 2009, and December 31, 2008, the Bank booked allowances for impairment in value amounting to 27.

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 2, 2009

MACRO BANK INC.

By: /s/
Name: Juan Pablo Brito Devoto
Title: Director